Afya Limited

Unaudited consolidated financial statements

as of December 31, 2025 and 2024 and

for the years ended December 31, 2025, 2024 and 2023

Afya Limited

Consolidated statement of financial position

As of December 31, 2025 and 2024

(In thousands of Brazilian reais)

	Notes	2025	2024
Assets		(unaudited)
Current assets
Cash and cash equivalents	5	1,125,381	911,015
Trade receivables	6	717,373	595,898
Recoverable taxes		13,429	7,139
Income taxes recoverable		23,046	18,587
Other assets	8	62,947	57,145
Total current assets		1,942,176	1,589,784

Non-current assets
Trade receivables	6	34,985	35,948
Deferred tax assets	20	12,552	-
Other assets	8	125,480	115,875
Investment in associate	9	46,518	54,442
Property and equipment	10	711,485	658,482
Right-of-use assets	12.2.2	896,758	842,219
Intangible assets	11	5,587,980	5,532,789
Total non-current assets		7,415,758	7,239,755
Total assets		9,357,934	8,829,539

Liabilities
Current liabilities
Trade payables		123,581	128,080
Loans and financing	12.2.1	60,668	363,554
Lease liabilities	12.2.2	55,772	45,580
Accounts payable to selling shareholders	12.2.3	110,640	185,318
Advances from customers		158,035	161,048
Dividends payable	15	192	-
Labor and social obligations		217,526	208,076
Taxes payable		36,043	33,456
Income taxes payable		112,638	4,247
Other liabilities		8,946	10,836
Total current liabilities		884,041	1,140,195

Non-current liabilities
Loans and financing	12.2.1	1,993,599	1,831,607
Lease liabilities	12.2.2	1,009,974	932,756
Accounts payable to selling shareholders	12.2.3	329,957	345,454
Taxes payable		77,487	84,407
Deferred tax liabilities	20	-	28,274
Provision for legal proceedings	21	128,220	113,521
Other liabilities		43,471	42,742
Total non-current liabilities		3,582,708	3,378,761
Total liabilities		4,466,749	4,518,956

Equity	15
Share capital		17	17
Additional paid-in capital		2,320,422	2,344,521
Treasury shares		(306,010)	(273,955)
Share-based compensation reserve		202,815	187,497
Retained earnings		2,634,552	2,011,875
Equity attributable to the owners of the Company		4,851,796	4,269,955
Non-controlling interests		39,389	40,628
Total equity		4,891,185	4,310,583
Total liabilities and equity		9,357,934	8,829,539

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-4

Afya Limited

Consolidated statement of income and other comprehensive income

For the years ended December 31, 2025, 2024 and 2023

(In thousands of Brazilian reais, except for earnings per share information)

	Notes	2025	2024	2023
		(unaudited)

Revenue	17	3,697,255	3,304,329	2,875,913
Cost of services	18	(1,313,895)	(1,215,603)	(1,109,813)
Gross profit		2,383,360	2,088,726	1,766,100

Selling, general and administrative expenses	18	(1,113,065)	(1,008,427)	(940,132)
Allowance for expected credit losses	18	(57,090)	(60,894)	(74,552)
Other income		18,762	13,299	53,206
Other expenses		(18,857)	(20,591)	(37,561)

Operating income		1,213,110	1,012,113	767,061

Finance income	19	194,943	111,283	110,642
Finance expenses	19	(561,024)	(458,742)	(457,616)
Net finance result		(366,081)	(347,459)	(346,974)

Share of profit of equity-accounted investee, net of tax	9	13,916	11,737	9,495

Income before income taxes		860,945	676,391	429,582

Income taxes expenses	20
Current		(133,328)	(24,238)	(27,399)
Deferred		40,826	(3,233)	3,233

Net income		768,443	648,920	405,416

Other comprehensive income		-	-	-

Total comprehensive income		768,443	648,920	405,416

Net income / total comprehensive income attributable to:
Owners of the Company		752,461	631,510	386,324
Non-controlling interests		15,982	17,410	19,092
		768,443	648,920	405,416

Basic earnings per common share	16	8.32	7.01	4.30
Diluted earnings per common share	16	8.24	6.93	4.27

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-5

Afya Limited

Consolidated statement of changes in equity

For the years ended December 31, 2025, 2024 and 2023

(In thousands of Brazilian reais)

		Equity attributable to the owners of the Company
	Notes	Share capital	Additional paid-in capital	Treasury shares	Share-based compensation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at January 1, 2023		17	2,375,344	(304,947)	123,538	1,004,886	3,198,838	51,320	3,250,158
Net income		-	-	-	-	386,324	386,324	19,092	405,416
Total comprehensive income		-	-	-	-	386,324	386,324	19,092	405,416
Share-based compensation	18	-	-	-	31,535	-	31,535	-	31,535
Treasury shares repurchase	15	-	-	(12,369)	-	-	(12,369)	-	(12,369)
Acquisition of non-controlling interests		-	-	-	-	(10,845)	(10,845)	(10,155)	(21,000)
Restricted stock units transferred under the share-based compensation plan		-	(7,491)	5,722	-	-	(1,769)	-	(1,769)
Treasury shares transferred to executives from exercise of stock options		-	(2,653)	12,444	-	-	9,791	-	9,791
Dividends declared	15	-	-	-	-	-	-	(18,750)	(18,750)
Balances at December 31, 2023		17	2,365,200	(299,150)	155,073	1,380,365	3,601,505	41,507	3,643,012

Net income		-	-	-	-	631,510	631,510	17,410	648,920
Total comprehensive income		-	-	-	-	631,510	631,510	17,410	648,920
Share-based compensation	18	-	-	-	32,424	-	32,424	-	32,424
Restricted stock units transferred under the share-based compensation plan		-	(17,672)	12,812	-	-	(4,860)	-	(4,860)
Treasury shares transferred to executives from exercise of stock options		-	(3,007)	12,383	-	-	9,376	-	9,376
Dividends declared	15	-	-	-	-	-	-	(18,289)	(18,289)
Balances at December 31, 2024		17	2,344,521	(273,955)	187,497	2,011,875	4,269,955	40,628	4,310,583

Net income		-	-	-	-	752,461	752,461	15,982	768,443
Total comprehensive income		-	-	-	-	752,461	752,461	15,982	768,443
Share-based compensation	18	-	-	-	15,318	-	15,318	-	15,318
Treasury shares repurchase	15	-	-	(77,002)	-	-	(77,002)	-	(77,002)
Restricted stock units transferred under the share-based compensation plan		-	(17,764)	12,879	-	-	(4,885)	-	(4,885)
Treasury shares transferred to executives from exercise of stock options		-	(6,335)	32,068	-	-	25,733	-	25,733
Dividends declared	15	-	-	-	-	(129,784)	(129,784)	(17,221)	(147,005)
Balances at December 31, 2025 (unaudited)		17	2,320,422	(306,010)	202,815	2,634,552	4,851,796	39,389	4,891,185

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-6

Afya Limited

Consolidated statement of cash flows

For the years ended December 31, 2025, 2024 and 2023

(In thousands of Brazilian reais)

	Notes	2025	2024	2023
		(unaudited)
Operating activities
Income before income taxes		860,945	676,391	429,582
Adjustments to reconcile income before income taxes
Depreciation and amortization expenses	18	373,344	333,341	289,511
Write-off of property and equipment	10	3,062	2,539	1,910
Write-off of intangible assets	11	275	244	413
Allowance for expected credit losses	6, 18	57,090	60,894	74,552
Share-based compensation expense	18	15,318	32,424	31,535
Net foreign exchange differences		1,816	7,027	681
Accrued interest	19	316,379	254,386	285,447
Accrued interest on lease liabilities	12.2.2, 12.5, 19	123,067	111,966	100,849
Share of profit of equity-accounted investee, net of tax	9	(13,916)	(11,737)	(9,495)
Provision (reversal) for legal proceedings		23,250	9,705	(40,044)

Changes in assets and liabilities
Trade receivables	6	(177,602)	(97,449)	(131,336)
Recoverable taxes		(10,749)	18,107	(15,353)
Other assets	8	(10,798)	11,220	88,427
Trade payables		(4,499)	18,126	24,500
Taxes payable		(18,109)	(14,798)	3,278
Advances from customers		(3,013)	6,329	(17,892)
Labor and social obligations		9,450	8,414	31,525
Payments of legal proceedings	21	(6,873)	(4,637)	(16,781)
Other liabilities		9,196	30,687	(42,542)
		1,547,633	1,453,179	1,088,767
Income taxes paid		(16,046)	(20,520)	(45,144)
Net cash flows from operating activities		1,531,587	1,432,659	1,043,623

Investing activities
Acquisition of property and equipment	10	(166,014)	(136,924)	(118,435)
Acquisition of intangibles assets	11	(197,997)	(255,691)	(126,993)
Dividends received	9	15,553	7,501	9,900
Acquisition of non-controlling interest		-	-	(21,000)
Acquisition of assets and subsidiaries, net of cash acquired	12.2.3	(144,076)	(627,568)	(815,005)
Payments of interest		(14,536)	(78,931)	(71,518)
Net cash flows used in investing activities		(507,070)	(1,091,613)	(1,143,051)

Financing activities
Payments of principal of loans and financing	12.5	(1,624,911)	(128,696)	(112,630)
Payments of interest		(309,337)	(177,192)	(175,889)
Proceeds from loans and financing	12.5	1,494,881	491,593	5,288
Payments of principal of lease liabilities	12.2.2, 12.5	(49,411)	(41,221)	(31,473)
Payments of interest of lease liabilities	12.2.2, 12.5	(121,475)	(111,605)	(103,911)
Treasury shares repurchase	15	(77,002)	-	(12,369)
Proceeds from exercise of stock options		25,733	9,376	9,791
Dividends paid	12.5, 15	(146,813)	(18,289)	(18,750)
Net cash flows from (used in) financing activities		(808,335)	23,966	(439,943)
Net foreign exchange differences		(1,816)	(7,027)	(681)
Net increase (decrease) in cash and cash equivalents		214,366	357,985	(540,052)
Cash and cash equivalents at the beginning of the year	5	911,015	553,030	1,093,082
Cash and cash equivalents at the end of the year	5	1,125,381	911,015	553,030

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-7

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated
1	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya completed its initial public offering (IPO) on July 19, 2019, and its shares are listed on the Nasdaq under the symbol “AFYA”. The Company’s ultimate parent company is Bertelsmann SE& Co. KGaA (“Bertelsmann”).

The Company is formed by a network of higher education and post-graduate institutions, focused on medical schools, under the regulations of the Ministry of Education (“MEC”). The Company also provides other educational services that comprise the development and sale of electronically distributed educational courses on medicine science and soft skills educational content. The Company also offers solutions to empower the physicians in their daily routine including supporting clinic decisions through mobile app subscription, delivering practice management tools through a SaaS (Software as a Service) model and supporting the patient-physician relationship.

Acquisition in 2025

On May 7, 2025, Afya Participações S.A. (“Afya Brazil”) acquired 100% of the total share capital of Faculdade Masterclass Ltda. (“FUNIC”), located in the city of Contagem, a city in the metropolitan area of Belo Horizonte, the capital of the State of Minas Gerais. The acquisition contributed 60 medical school seats to Afya. FUNIC started its operations in the second semester of 2025.

The aggregate purchase price is R$100,000. The price and payment conditions are: (i) R$60,000, net of the estimated Net Debt, paid in cash on May 7, 2025 and presented in “Acquisition of assets and subsidiaries, net of cash acquired” in the consolidated statement of cash flows; and (ii) R$40,000 payable in three equal annual installments adjusted by 100% of the Brazilian interbank interest rate (“CDI”) - see Note 22. FUNIC’s installments are not contingent consideration and therefore are not included in the fair value disclosure in Note 2.3(b). The time value on the deferred installments is recognized as finance expense using the effective interest rate method.

The acquisition includes a potential additional payment for up to 60 medical school seats, contingent upon regulatory approval. If approved by MEC within 36 months from the closing date, an additional payment of R$1,000 per approved seat will become payable. Afya Brazil does not have a legal or constructive obligation at the acquisition date or at any reporting date. Upon approval, the additional seats will give rise to additional licenses, which will be recognized and measured at that time, together with the recognition of the related liability.

Management assessed the aspects of such transaction in accordance with IFRS 3 - Business Combinations and applied the optional ‘concentration test’, designed to simplify the evaluation of whether an acquired set of activities and assets is not a business. Since substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset, Management concluded that the transaction does not fall under the definition of a business, but an acquisition of assets, which were measured on initial recognition at cost allocated to identifiable assets and liabilities on a relative fair value basis.

F-8

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Assets
Cash and cash equivalents	3
Property and equipment	2,683
Intangible assets - Licenses with indefinite useful life	99,628
102,314
Liabilities
Trade payables	71
Loans and financing	2,243
2,314
Total net assets	100,000

The valuation techniques used to licenses with indefinite useful life, which is the most representative asset acquired, were the With-and-without method, which consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Acquisition in 2024

On July 1, 2024, Afya Brazil acquired Unidom Participações S.A. (“Unidom”). Unidom is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses. It encompasses “Unidompedro” and “Faculdade Dom Luiz”, both located in the State of Bahia with operations in the cities of Salvador, Luis Eduardo Magalhães, Barreiras and Ribeira do Pombal. See Note 4.

2	Material accounting policies

2.1 Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

In preparing these consolidated financial statements, Management has assessed the Company’s ability to continue as a going concern and concluded that the going concern basis of accounting is appropriate.

These consolidated financial statements have been prepared on a historical cost basis, except for the following items measured at fair value: (i) certain financial instruments - including the contingent consideration payable to selling shareholders - measured at fair value through profit or loss (Notes 2.3(b) and 12.2.3); (ii) the initial recognition of identifiable assets and liabilities acquired in business combinations, which are measured at fair value at the acquisition date (Note 4); and (iii) equity-settled share-based payment awards, which are measured at grant-date fair value (Note 14). Disclosures about fair value hierarchy and valuation techniques for recurring measurements are provided in Note 2.3(b).

Substantially all operations are conducted in Brazil. Accordingly, Management determined the functional currency of the Company to be the Brazilian real (“R$”). These unaudited consolidated financial statements are presented in R$, and amounts are rounded to the nearest thousand, unless otherwise stated.

The Company improved the presentation of some items in the consolidated statement of income and other comprehensive income for the current year, by segregating the ‘Allowance for expected credit losses’ expenses from the ‘Selling, general and administrative expenses’ and the ‘Other income’ and ‘Other expenses’ from the ‘Other income (expenses), net’. To ensure comparability, the Company reflected these changes in the previous years.

These unaudited consolidated financial statements were authorized for issue by the Board of Directors on March 12, 2026.

2.2 Basis of consolidation

The table below presents a list of the Company’s subsidiaries and associate:

F-9

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

				Direct and indirect interest
Name	Main activities	Location	Investment type	December 31, 2025	December 31, 2024
				(unaudited)
Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. - (“ITPAC Porto”)	Undergraduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. - (“ITPAC Araguaína”)	Undergraduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. - (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	75%	75%
Instituto de Ensino Superior do Piauí S.A. (“IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate degree programs	Pato Branco - PR	Subsidiary	100%	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Instituto Paraense de Educação e Cultura Ltda. (“IPEC”)	Medicine undergraduate degree program	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”)	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	100%
Centro de Ensino São Lucas Ltda. (“UniSL”)	Undergraduate degree programs	Porto Velho - RO	Subsidiary	100%	100%
Sociedade de Educação, Cultura e Tecnologia da Amazônia S.A. - (“FESAR”)	Undergraduate degree programs	Redenção - PA	Subsidiary	100%	100%
Centro Superior de Ciências da Saúde Ltda. (“FCMPB”)	Medicine undergraduate degree program	João Pessoa - PB	Subsidiary	100%	100%
iClinic Desenvolvimento de Software Ltda. (“iClinic”) (ii)	Electronic Medical Record, Clinical Management System	Ribeirão Preto - SP	Subsidiary	-	100%
Medicinae Solutions S.A. (“Medicinae”) (ii)	Healthcare payments and financial services	Rio de Janeiro - RJ	Subsidiary	-	100%
Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”)	Educational health and medical imaging	Florianópolis - SC	Subsidiary	100%	100%
Cliquefarma Drogarias Online Ltda. (“Cliquefarma”) (ii)	Online platform	São Paulo - SP	Subsidiary	-	100%
Shosp Tecnologia da Informação Ltda. (“Shosp”) (ii)	Electronic Medical Record, Clinical Management System	Rio de Janeiro - RJ	Subsidiary	-	100%
Sociedade Padrão de Educação Superior Ltda. (“UnifipMoc”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Companhia Nilza Cordeiro Herdy de Educação e Cultura (“Unigranrio”)	Undergraduate and graduate degree programs	Duque de Caxias - RJ	Subsidiary	100%	100%
RX PRO Soluções de Tecnologia Ltda. (“RX PRO”) (ii)	Marketing for pharmaceutical industry	São Paulo - SP	Subsidiary	-	100%
Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (“Glic”) (ii)	Patient physician relationship	Barueri - SP	Subsidiary	-	100%
Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”)	Undergraduate degree programs	Maceió - AL	Subsidiary	100%	100%
Unidom Participações S.A. (“Unidom”) (i)	Undergraduate degree programs	Salvador - BA	Subsidiary	-	100%
Instituição Baiana de Ensino Superior Ltda. (“IBES”) (i)	Undergraduate degree programs	Salvador - BA	Subsidiary	100%	100%
SESSA - Sociedade de Educação Superior do Semi-Árido Ltda. (“SESSA”) (i)	Undergraduate degree programs	Ribeira de Pombal - BA	Subsidiary	100%	100%
Faculdade Masterclass Ltda. (“FUNIC”) (iii)	Undergraduate degree programs	Contagem - MG	Subsidiary	100%	-
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate degree programs	Brasília - DF	Associate	30%	30%

(i)	Unidom was merged with Afya Brazil on January 1, 2025. As a result, from this date on, Afya Brazil directly controls the Unidom’s subsidiaries IBES and SESSA.
(ii)	Cliquefarma, RX PRO and Glic were merged with Afya Brazil in August 2025; iClinic, Medicinae and Shosp were merged with Afya Brazil in October 2025.
(iii)	See Note 1.

The financial information of the subsidiaries acquired is included in the Company’s consolidated financial statements beginning on the respective acquisition dates.

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

F-10

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the consolidated statement of income and other comprehensive income.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of financial position, consolidated statement of income and other comprehensive income and consolidated statement of changes in equity.

2.3 Summary of material accounting policies

This note provides a description of the material accounting policies adopted in the preparation of these unaudited consolidated financial statements in addition to other policies that have been disclosed in other notes to these unaudited consolidated financial statements. These policies have been consistently applied to all periods presented.

The accounting policies have been consistently applied to all consolidated companies.

a) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in selling, general and administrative expenses.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument is measured at fair value with the changes in fair value recognized in the consolidated statement of income and other comprehensive income.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statement of income and other comprehensive income.

F-11

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units that are expected to benefit from the combination.

Where goodwill has been allocated to a cash-generating unit (“CGU”) and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

F-12

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

b) Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in these unaudited consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
•	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
•	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

The following table shows the evaluation techniques used in measuring fair values for financial instruments classified at level 2 and 3, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Level 2 - Stock options and Restricted stock units (Note 14)	Binomial model: The fair value is estimated by utilizing a simulation of possible future share prices, applying regression analysis, as well as comparing at each potential exercise date the discounted risk-neutral expectation of the option payoff if not exercised, and the relevant exercise price.	• Expected volatility (December 31, 2025: 24% to 44%; December 31, 2024: 32% to 45%).	The estimated fair value would increase (decrease) if the expected volatility were higher (lower).
Level 3 - Contingent consideration (Accounts payable to selling shareholders - Note 12.2.3)	Probability-weighted cash flows: This valuation technique considers the probability-weighted expectation of future cash flow.	• Expected cash flows (December 31, 2025: R$325,150; December 31, 2024: R$314,953). • Probability of disbursement (December 31, 2025 and 2024: 100%).	The estimated fair value would increase (decrease) if: • the expected cash flows were higher (lower); or • the probability rate were lower (higher).

The valuation model for other financial liabilities not measured at fair value considers the present value of expected payments, discounted using a risk-adjusted discount rate.

For assets and liabilities that are recognized in these unaudited consolidated financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

At each reporting date, the Company analyzes the movements in the values of assets and liabilities which are required to be remeasured or reassessed as per the Company’s accounting policies. For this analysis, the Company verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

F-13

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The Company also compares the change in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

c) Financial instruments - initial recognition and measurement

Recognition and initial measurement

Financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price. However, if the Company has an unconditional right to an amount that differs from the transaction price (e.g. due to the Company's refund policy), the trade receivable will be initially measured at the amount of that unconditional right.

i)	Financial assets

Classification and subsequent measurement

On initial recognition, a financial asset is classified as subsequently measured at: amortized cost; FVOCI - debt investment; FVOCI - equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•	its contractual terms give rise on specified dates to cash flows that are SPPI on the principal amount outstanding.

On initial recognition of certain equity investments that are not held for trading, the Company has made an irrevocable election to present subsequent changes in the investment's fair value in OCI.

This election is made on an investment-by-investment basis.

All financial assets not measured at amortized cost or FVOCI as described above (e.g. financial assets held for trading and those that are managed and whose performance is evaluated on a fair value basis) are measured at FVTPL.

F-14

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Business model assessment

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Company's continuing recognition of the assets.

Assessment whether contractual cash flows are SPPI

In assessing whether the contractual cash flows are SPPI, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers:

•  contingent events that would change the amount or timing of cash flows;

•  terms that may adjust the contractual coupon rate, including variable-rate features;

•  prepayment and extension features; and

•  terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the SPPI criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual per amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant on initial recognition. The Company had no financial assets held outside trading business models that failed the SPPI assessment.

Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost under the effective interest method. The gross carrying amount is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated under the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

• Significant accounting judgments, estimates and assumptions - Note 2.5

• Trade receivables - Note 6

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes an allowance for credit losses based on both quantitative and qualitative information and analysis on the Company’s historical experience and informed credit assessment, at each reporting date.

F-15

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The Company considers a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before considering any credit enhancements held by the Company. Interest accrual is suspended once a financial asset meets the criteria for default. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

ii)       Financial liabilities

Classification, subsequent measurement and gain and losses

Financial liabilities are measured at amortized cost or FVTPL. A financial liability is measured at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost under the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss.

The Company’s financial liabilities include trade payables, loans and financing, lease liabilities, accounts payable to selling shareholders and dividends payable.

d) Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short-term financial investments with an original maturity of three months or less from the date of purchase, held for the purpose of meeting short-term cash commitments, readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term financial investments, as they are considered an integral part of the Company’s cash management.

e) Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

Subsequent expenditures are capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, except for leasehold improvements, which are depreciated over the shorter of their estimated useful lives or the lease terms.

Building	25 years
Machinery and equipment	10 years
Vehicles	5 years
Furniture and fixtures	10 years
IT equipment	5 years
Library books	10 years
Leasehold improvements	1 - 30 years

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefit is expected from its use. Any gain or loss arising on the derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income and other comprehensive income when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

F-16

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

f) Leases

The Company assesses at contract inception whether an arrangement is, or contains, a lease. That is, if the arrangement conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Company as a lessee

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. The lease term of the contracts for properties range between five and 30 years. Right-of-use assets are subject to impairment. Refer to the accounting policies in ‘Impairment of non-financial assets’.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

F-17

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

g) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination or asset acquisition is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in the consolidated statement of income and other comprehensive income in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as finite or indefinite.

Intangible assets with finite lives are amortized on a straight-line over the estimated useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The estimated useful lives of intangible assets are as follows:

Customer relationships - medicine	6 years
Customer relationships - other courses	4.5 years
Software	5 years
Trademarks	2 - 30 years
Education content, Developed technology and Educational platform	3 - 5 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of income and other comprehensive income in the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

An intangible asset is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income and other comprehensive income.

F-18

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

h) Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations cover a period of five years, considering the companies activities and maturation period of its graduate and undergraduate courses. A long-term growth rate is calculated and applied to project future cash flows after the last projected year.

For impairment testing, goodwill and licenses with indefinite useful lives are allocated to their respective CGUs. The Company defined each of its operating subsidiaries as a CGU, except for the following which combines subsidiaries: (i) “Continuing education” and (ii) “Medical practice solutions”, where the subsidiaries were combined as one CGU following the business strategy and interdependency of cash flow generation.

Whenever applicable, impairment losses of continuing operations are recognized in the consolidated statement of income and other comprehensive income in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income and other comprehensive income.

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying amounts may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets with indefinite useful lives are tested for impairment annually as at December 31 at the CGU level, as appropriate, and when circumstances indicate that the carrying amounts may be impaired.

i) Investments in associates

Investments in associates are initially recognized at consideration transferred and adjusted thereafter for the equity method, being increased or reduced from its interest in the investee's income after the acquisition date. An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

The financial statements of the associate are prepared for the same reporting period as the Company. The accounting policies of the associate are aligned with those of the Company.

F-19

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

j) Accounts payable to selling shareholders

These amounts represent liabilities related to the acquisitions made by the Company which are not yet due. Accounts payable to selling shareholders are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method, except for Unidom’s contingent consideration, which are measured at fair value through profit or loss.

k) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the consolidated statement of income and other comprehensive income, net of any reimbursement, when applicable.

l) Dividends

The Company recognizes a liability to pay a dividend when the distribution is authorized and the distribution is no longer at the discretion of the Company.

In respect to the consolidated statement of changes in equity, the amount corresponding to the non-controlling interest over the dividends declared are recognized directly in equity.

m) Labor and social obligations

Labor and social obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

n) Share-based payments

Certain key executives of the Company receive compensation in the form of share-based payments, which includes stock options and restricted stock units (“RSUs”), whereby the executives render services as consideration for equity instruments (equity-settled transactions).

The expense of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

That expense is recognized in selling, general and administrative expenses, together with a corresponding increase in equity (Share-based compensation reserve), over the period in which the service (the vesting period) and, where applicable, the performance conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the consolidated statement of income and other comprehensive income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not considered when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through the consolidated statement of income and other comprehensive income.

F-20

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

o) Earnings per share (“EPS”)

Basic EPS is calculated by dividing net income attributable to the owners of the Company by the weighted average number of common shares outstanding during the year.

Diluted EPS is calculated by dividing net income attributable to the owners of the Company by the weighted average number of common shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock options and RSUs plans in the category of potentially dilutive shares.

p) Revenue from contracts with customers

The Company's revenue consists primarily of tuition fees charged for medical courses. The Company also generates revenue from tuition fees for other undergraduate and graduate courses, administrative and application fees, education content (e-books), subscription of medical practice solutions services (including medical content platforms, clinical decision-making application, among other solutions), electronic medical records and marketing for pharmaceutical industry.

Revenue recognition transferred over time

Revenue from tuitions, subscription of medical practice solutions services and electronic medical records are recognized over time when services are rendered to the customer and the Company satisfies its performance obligation under the contract at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. Revenues from tuitions are recognized net of scholarships and other discounts, refunds and taxes.

Revenues are recognized when services are rendered to the customer and the performance obligation is satisfied.

Revenue recognition transferred at point in time

Revenue from sale of education content, online platforms, administrative and application fees and marketing for pharmaceutical industry are recognized at the point in time when control of the asset or services is transferred to the customer. For education content this is generally on delivery of the goods and for e-books this is generally on the permission to access the digital content is granted. The Company considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated.

The Company concluded that it is the principal in its revenue arrangements.

The Company assesses collectability on a portfolio basis prior to recording revenue. Generally, in respect to undergraduate programs students cannot re-enroll for the next academic session without satisfactory resolution of any past-due amounts. If a student withdraws from an institution, the Company's obligation to issue a refund depends on the refund policy at that institution and the timing of the student's withdrawal. Generally, the refund obligations are reduced over the course of the academic term.

Trade receivables

Trade receivables represent the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to the accounting policies in ‘Financial instruments - initial recognition and measurement’.

F-21

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Advances from customers

Advances from customers (a contract liability) are the obligation to transfer services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer, as a result of pre-paid tuition, digital education content and mobile app subscription for digital medical content received from customers and is recognized separately in current liabilities, when the payment is received. Advances from customers are recognized as revenue when the Company performs all obligations related to the contract, over the contract term.

q) Taxes

The Company’s subsidiaries in the undergraduate segment joined the PROUNI (Programa Universidade para Todos - University for All Program) program, which is a federal program that exempts post-secondary institutions of some federal taxes in exchange for providing a certain number of student enrollment for low-income students, and benefits from the exemption of the following federal taxes:

• Income taxes and social contribution

• PIS and COFINS

The regulation of PROUNI defines that the revenue from traditional and technological graduation activities is exempt from PIS and COFINS. For income from other teaching activities, PIS and COFINS are charged at rates of 0.65% and 3.00%, respectively, and for non-teaching activities, PIS is charged at a rate of 1.65% and to COFINS at 7.6%.

Current income taxes

Current income taxes were calculated based on the criteria established by the Normative Instruction of the Brazilian Internal Revenue Service, specifically regarding the PROUNI program, which allows exemption of these taxes from traditional and technological graduation activities.

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Additional social contribution from Organization for Economic Co-operation and Development (“OECD”) Pillar Two global minimum tax

On December 27, 2024, Law 15,079/2024 was enacted, establishing the implementation of the OECD’s Pillar Two global minimum tax in Brazil, effective as of January 1, 2025.

Law 15,079/2024 aligns the Brazilian tax legislation to the OECD’s Global Anti-Base Erosion (GloBE) rules by introducing a minimum effective taxation of 15% through an additional Social Contribution on Net Profit (“CSLL”). This regulation applies to multinational groups within the scope of the OECD’s GloBE rules, specifically those whose ultimate parent entity reported annual consolidated revenues of at least €750 million in at least two of the four fiscal years immediately preceding the year under review.

The rules are designed to ensure that the additional CSLL qualifies as a Qualified Domestic Minimum Top-up Tax (QDMTT) under the OECD Inclusive Framework, subjecting Brazilian entities to a minimum tax rate of 15%.

On March 28, 2025, the Company filed a writ of mandamus with the Brazilian Federal Court challenging the enforceability of the newly enacted additional CSLL. The legal proceeding is grounded on constitutional and statutory arguments, and is waiting for court decision to prevent the collection of the additional CSLL, which is scheduled to be disbursed in 2026 with respect to the 2025 fiscal year.

F-22

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Considering that there is no court decision to date, the Company has recorded the amount calculated in accordance with current legislation. The additional income tax expense as a result of Law 15,079/2024 for the year ended December 31, 2025 was R$109,458, accounted as income taxes payable in the current liabilities. The Company has applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

• When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences;

• In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority by the same taxable entity.

Sales tax

Expenses and assets are recognized net of the amount of sales tax, except:

• When the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable;

• When receivables and payables are stated with the amount of sales tax included.

r) Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, transfers under the share-based payments, issue or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in the share premium.

2.4 Changes in accounting policies and disclosures

New and amended standards and interpretations

The following standards and amendments, which are effective for annual periods beginning on or after January 1, 2025, have been issued but are not applicable to the Company’s operations or consolidated financial statements.

F-23

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Amendment / standard	Description
Lack of exchangeability – Amendments to IAS 21

In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

The amendments had no impact on the Company’s accounting policies, which remained unchanged in these unaudited consolidated financial statements for the year ended December 31, 2025.

Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s unaudited consolidated financial statements are presented below. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Amendment / standard	Description
Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7), which:

• Clarifies that a financial liability is derecognized on the ‘settlement date’, i.e., when the related obligation is discharged, cancelled, expires or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met

• Clarified how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features

• Clarifies the treatment of non-recourse assets and contractually linked instruments

• Requires additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income

The amendments will be effective for annual reporting periods beginning on or after January 1, 2026. Entities can early adopt the amendments that relate to the classification of financial assets plus the related disclosures and apply the other amendments later.

The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

Annual Improvements to IFRS Accounting Standards - Volume 11

In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards - Volume 11. The following is a summary of the topics subject to amendments from the Annual Improvements to IFRS Accounting Standards - Volume 11:

• IFRS 1 First-time Adoption of International Financial Reporting Standards

• IFRS 7 Financial Instruments: Disclosures: Gain or Loss on Derecognition

• Guidance on implementing IFRS 7 Financial Instruments: Disclosures

• IFRS 9 Financial Instruments

• IFRS 10 Consolidated Financial Statements

• IAS 7 Statement of Cash Flows

These amendments are effective for annual periods beginning on or after January 1, 2026.

The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

Nature-dependent Electricity Contracts – Amendments to IFRS 9 and IFRS 7

In December 2024, the IASB issued Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7), clarifying the application of the ‘own-use’ requirements; permitting hedge accounting if these contracts are used as hedging instruments; and adding new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

The amendments will be effective for annual reporting periods beginning on or after January 1, 2026. Early adoption is permitted, but will need to be disclosed.

The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

F-24

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of income, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of income into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

It also requires disclosure of management-defined performance measures, subtotals of income and expenses and includes new requirements for aggregation and disaggregation of financial information based on the identified “roles” of the primary financial statements (PFS) and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027 and must be applied retrospectively. Early adoption is permitted and must be disclosed.

The Company is currently working to identify all IFRS 18 impacts on the consolidated financial statements.

2.5 Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

Other disclosures relating to the Company’s exposure to risks and uncertainties include:

• Financial instruments risk management objectives and policies - Note 12.4

• Sensitivity analysis - Note 12.4.1

Estimates and assumptions

The key assumptions about the future and other key sources of estimated uncertainty as of the reporting date that include a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances that arise and that are beyond the Company’s control. Such changes are reflected in the assumptions when they occur.

Identification and fair-value measurement of assets and liabilities acquired in a business combination

Business combinations are accounted for using the acquisition method. Such method requires recognizing and measuring the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. The Company, as the acquirer, must classify or designate the identifiable assets and liabilities assumed on the basis of its own contractual terms, economic conditions, operating and accounting policies and other relevant conditions as at the acquisition date. Moreover, the acquisition method required the fair value measurement of contingent consideration liabilities, when applicable, such as the Unidom consideration conditioned upon the maintenance of the authorization of the 175 operating medical school seats. Such assessments require judgments from the Company on the methods used to determine the fair value of the consideration transferred, including contingent consideration, assets acquired and liabilities assumed, including valuation techniques that may require prospective financial information inputs.

Impairment of non-financial assets

Impairment exists when the carrying amount of an asset or CGU or group of CGUs exceeds its recoverable amount, defined as the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on data available from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow model (“DCF” model). The cash flows are derived from the budget for the next five years and do not include restructuring activities to which the Company has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes.

These estimates are most relevant to goodwill and indefinite lived intangible assets recognized by the Company. The key assumptions used to determine the recoverable amount for each CGU, including a sensitivity analysis, are disclosed and further explained in Note 11.

F-25

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Provision for legal proceedings

Provisions for labor, tax, and civil risks are recorded for all legal proceedings that represent probable losses. The assessment of the probability of loss includes the evaluation of available evidence, such as recent court decisions and the opinion of the Company's internal and external legal counsel, the nature of the proceedings, and past experience.

Provisions are reviewed and adjusted to account for changes in circumstances, such as new matters or court rulings.

Share-based compensation

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions, the Company uses the Binomial model. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 14.

Leases - Estimating the incremental borrowing rate

The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency).

The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

3	Segment information

The Company has three reportable segments as follows:

• Undergraduate, previously denominated Undergrad, which provides educational services through undergraduate courses related to medical school, undergraduate health science and other ex-health undergraduate programs;

• Continuing education, which provides medical education (including residency preparation programs, specialization test preparation and other medical capabilities), specialization and graduate courses in medicine, delivered through digital and in-person content; and

• Medical practice solutions, which provides clinical decision, clinical management and doctor-patient relationships for physicians and provide access, demand and efficiency for the healthcare players.

Segment information is presented consistently with the internal reports provided to the Company's Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company's strategic decisions.

No operating segments have been aggregated to form the reportable operating segments. There is only one geographic region, and the results are monitored and evaluated based on the three reportable segments.

The tables below present assets and liabilities information for the Company’s operating segments as of December 31, 2025 and 2024:

F-26

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2025 (unaudited)	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment balances)	Total

Total assets	8,959,964	245,697	166,238	9,371,899	(13,965)	9,357,934
Current assets	1,765,066	92,221	98,854	1,956,141	(13,965)	1,942,176
Non-current assets	7,194,898	153,476	67,384	7,415,958	-	7,415,758

Total liabilities and equity	8,959,964	245,697	166,238	9,371,899	(13,965)	9,357,934
Current liabilities	689,074	113,729	95,203	898,006	(13,965)	884,041
Non-current liabilities	3,474,357	84,581	23,770	3,582,708	-	3,582,708
Equity	4,796,533	47,387	47,265	4,891,185	-	4,891,185

Other disclosures
Investment in associate (i)	46,518	-	-	46,518	-	46,518
Capital expenditures (ii)	281,313	79,139	43,559	404,011	-	404,011

(i)	Investment in UEPC is included in non-current assets in the statement of financial position.
(ii)	Capital expenditures consider the acquisitions of property and equipment and intangible assets.

As of December 31, 2024	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment balances)	Total

Total assets	8,393,185	274,318	170,624	8,838,127	(8,588)	8,829,539
Current assets	1,443,566	71,893	82,913	1,598,372	(8,588)	1,589,784
Non-current assets	6,949,619	202,425	87,711	7,239,755	-	7,239,755

Total liabilities and equity	8,393,185	274,318	170,624	8,838,127	(8,588)	8,829,539
Current liabilities	884,705	188,489	75,589	1,148,783	(8,588)	1,140,195
Non-current liabilities	3,279,846	75,619	23,296	3,378,761	-	3,378,761
Equity	4,228,634	10,210	71,739	4,310,583	-	4,310,583

Other disclosures
Investment in associate (i)	54,442	-	-	54,442	-	54,442
Capital expenditures (ii)	301,368	53,162	38,085	392,615	-	392,615

(i)	Investment in UEPC is included in non-current assets in the statement of financial position.
(ii)	Capital expenditures consider the acquisitions of property and equipment and intangible assets.

F-27

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The tables below present the statements of income for the Company’s operating segments for the years ended December 31, 2025, 2024 and 2023:

December 31, 2025 (unaudited)	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total
External customer	3,255,426	275,705	166,124	3,697,255	-	3,697,255
Inter-segment	-	8,766	5,199	13,965	(13,965)	-
Revenue	3,255,426	284,471	171,323	3,711,220	(13,965)	3,697,255
Cost of services	(1,176,785)	(96,346)	(54,729)	(1,327,860)	13,965	(1,313,895)
Gross profit	2,078,641	188,125	116,594	2,383,360	-	2,383,360
SG&A expenses						(1,113,065)
Allowance for expected credit losses						(57,090)
Other income						18,762
Other expenses						(18,857)
Operating income						1,213,110
Finance income						194,943
Finance expenses						(561,024)
Share of profit of equity-accounted investee, net of tax						13,916
Income before income taxes						860,945
Income taxes expenses						(92,502)
Net income						768,443

December 31, 2024	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total
External customer	2,895,692	251,636	157,001	3,304,329	-	3,304,329
Inter-segment	-	3,802	4,786	8,588	(8,588)	-
Revenue	2,895,692	255,438	161,787	3,312,917	(8,588)	3,304,329
Cost of services	(1,086,081)	(96,180)	(41,930)	(1,224,191)	8,588	(1,215,603)
Gross profit	1,809,611	159,258	119,857	2,088,726	-	2,088,726
SG&A expenses						(1,008,427)
Allowance for expected credit losses						(60,894)
Other income						13,299
Other expenses						(20,591)
Operating income						1,012,113
Finance income						111,283
Finance expenses						(458,742)
Share of profit of equity-accounted investee, net of tax						11,737
Income before income taxes						676,391
Income taxes expenses						(27,471)
Net income						648,920

F-28

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

December 31, 2023	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total
External customer	2,511,018	227,181	137,714	2,875,913	-	2,875,913
Inter-segment	-	8,649	2,568	11,217	(11,217)	-
Revenue	2,511,018	235,830	140,282	2,887,130	(11,217)	2,875,913
Cost of services	(997,973)	(91,915)	(31,142)	(1,121,030)	11,217	(1,109,813)
Gross profit	1,513,045	143,915	109,140	1,766,100	-	1,766,100
SG&A expenses						(940,132)
Allowance for expected credit losses						(74,552)
Other income						53,206
Other expenses						(37,561)
Operating income						767,061
Finance income						110,642
Finance expenses						(457,616)
Share of profit of equity-accounted investee, net of tax						9,495
Income before income taxes						429,582
Income taxes expenses						(24,166)
Net income						405,416

4	Business combinations

4.1 Acquisition in 2024 (Unidom)

On July 1, 2024, Afya Brazil acquired 100% of the share capital of Unidom, a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses. The fair values of the identifiable assets acquired and liabilities assumed as of acquisition date were:

Unidom
Assets
Cash and cash equivalents	3,272
Trade receivables	9,368
Advances	94
Recoverable taxes	82
Other assets	854
Indemnification assets	7,185
Property and equipment	5,709
Rights-of-use assets	28,989
Intangible assets	462,042
517,595
Liabilities
Trade payables	1,732
Loans and financing	4,377
Labor and social obligations	7,368
Taxes payable	5,254
Other taxes payable (i)	28,274
Advances from customers	1,234
Lease liabilities	28,989
Provision for legal proceedings	7,246
Other liabilities	4,393
88,867
Total identifiable net assets at fair value	428,728
Goodwill arising on acquisition	192,034

Purchase consideration transferred	620,762
Cash paid	340,773
Consideration to be transferred	279,989

Analysis of cash flows on acquisition
Transaction costs of the acquisition	1,793
Cash paid net of cash acquired with the subsidiary	337,501
Net of cash flow on acquisition	339,294

(i)	Refers to deferred tax liabilities arising from transactions prior to Afya’s acquisition of Unidom.

The acquisition contributed with 300 operational medical school seats to the Undergraduate segment. The authorization request for these 300 medical school seats was made to MEC before the Mais Médicos Law was enacted and MEC concluded its analysis and issued Ordinance 630/2020 ("Ordinance") in 2020 to authorize the operation considering 125 medical school seats. In 2021, as a result of a judicial order, MEC reviewed the Ordinance to authorize the 300 medical school seats initially requested by Unidom. Such decision was confirmed by a federal judge in the State of Bahia in 2023. Currently, Unidom has 300 medical school seats authorized, of which 125 are final and 175 are subject to a final conclusion of the aforementioned court proceedings.

F-29

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The total consideration of R$620,762, net of Net Debt, is comprised of: (i) R$340,773 paid in cash on July 1, 2024; and (ii) R$279,989, considering purchase consideration adjustments, payable in up to ten annual installments, adjusted by the CDI rate, and it is conditioned upon the maintenance of the authorization of the 175 medical school seats in each of the prior year. The remaining payment balance is accelerated if a final and non-appealable conclusion of the aforementioned court proceedings, within the 10-year payment period, confirms the authorization for the 175 medical school seats. In turn, if, within the same 10-year payment period, a final and non-appealable conclusion of the aforementioned court proceedings does not confirm the authorization for such 175 medical school seats, the remaining payment balance will no longer be due.

This acquisition was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$2,755, which R$1,793 were expensed in the year ended December 31, 2024 (R$962 in the year ended December 31, 2023) and are included in selling, general and administrative expenses in the consolidated statement of income and other comprehensive income.

The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities.

At the acquisition date, the fair value of the trade receivables acquired is substantially the same as its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to the Undergraduate segment. The goodwill recognized is not expected to be deductible for income taxes purposes.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

The fair value measurement of separately identified intangible assets acquired are based on income approach, determined using discounted cash flows, which include significant estimates around revenue growth projections, operating profit margins projections and discount rate. The Company engaged an independent valuation specialist to assist Management to assess the fair value of the assets acquired and liabilities assumed at the date of acquisition. The valuation techniques used were as follows:

Intangible assets acquired	Valuation technique
Licenses

With-and-without method

The with-and-without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

From the date of acquisition, Unidom contributed R$63,643 of revenue and R$30,013 to income before income taxes of the Company in the year ended December 31, 2024. If the acquisition had taken place at the beginning of the year, revenue and income before income taxes for the year ended December 31, 2024 would have been R$3,354,571 and R$697,449, respectively.

5	Cash and cash equivalents

	2025	2024
	(unaudited)
Cash and bank deposits	15,470	6,078
Cash equivalents	1,109,911	904,937
	1,125,381	911,015

F-30

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Cash equivalents correspond to investment funds and Bank Certificates of Deposit (CDB) with highly rated financial institutions, available for immediate use and have an insignificant risk of changes in value.

As of December 31, 2025, the average interest on these investments is equivalent to 101.2% of the CDI rate (December 31, 2024: 99.1%). Cash equivalents denominated in U.S. dollars totaled R$23,422 as of December 31, 2025 (December 31, 2024: R$21,610).

6	Trade receivables

	2025	2024
	(unaudited)
Tuition fees	596,568	488,962
Educational content (i)	44,679	62,194
FIES (ii)	139,158	79,712
Educational credits (iii)	33,399	26,893
Mobile app subscription (iv)	21,484	24,223
Other	17,226	21,339
	852,514	703,323
Allowance for expected credit losses	(100,156)	(71,477)
	752,358	631,846
Current	717,373	595,898
Non-current	34,985	35,948

(i) Related to trade receivables from sales of e-books and medical courses through the Continuing education’s platform.

(ii) Related to trade receivables from the FIES program, created by the Brazilian federal government to offer financing to low-income students enrolled in undergraduate programs in private higher education institutions.

(iii) Related to the financing programs offered by the Company’s subsidiaries to its students.

(iv) Related to trade receivables from mobile applications subscriptions for Medical practice solutions.

As of December 31, 2025 and 2024, the aging of trade receivables was as follows:

	2025	2024
	(unaudited)
Neither past due nor impaired	383,887	327,052
Past due:
1 to 30 days	128,785	97,390
31 to 90 days	165,512	126,623
91 to 180 days	102,369	91,411
More than 180 days	71,961	60,847
	852,514	703,323

The changes in the allowance for expected credit losses for the years ended December 31, 2025, 2024 and 2023, were as follows:

	2025	2024	2023
	(unaudited)
Opening balance	(71,477)	(61,398)	(44,046)
Additions	(57,090)	(60,894)	(74,552)
Write-offs	28,411	50,815	57,200
Closing balance	(100,156)	(71,477)	(61,398)

7	Related parties

The tables below summarize the balances and transactions with related parties:

	2025	2024
	(unaudited)
Assets
Right-of-use assets	216,085	205,911
Trade receivables (i)	384	507
Other assets (ii)	-	597
	216,469	207,015
Current	-	1,010
Non-current	216,469	206,005

Liabilities
Lease liabilities	260,790	242,703
	260,790	242,703
Current	9,447	6,610
Non-current	251,343	236,093

F-31

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	2025	2024	2023
	(unaudited)
Income (expenses)
UEPC (i)	475	517	465
EMIVE Patrulha 24 Horas Ltda. (iii)	(7)	(7)	(6)
Depreciation - Right-of-use assets	(17,637)	(14,639)	(13,801)
Lease liabilities interest	(30,841)	(28,343)	(25,676)
	(48,010)	(42,472)	(39,018)

(i)	Refers to sales of educational content to UEPC.
(ii)	Refers to expenses reimbursed by Bertelsmann.
(iii)	Refers to amounts of expenses related to security services provided by a company of which one of Afya’s main shareholders has significant influence.

Lease agreements with RVL Esteves Gestão Imobiliária S.A.

The Company has entered into lease agreements with RVL Esteves Gestão Imobiliária S.A. (“RVL”), an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Tavares Esteves is an executive officer. The main lease agreements with RVL are described below:

On June 21, 2016, RVL entered into lease agreements, as amended on April 26, 2018, with ITPAC Araguaína and ITPAC Porto, pursuant to which RVL agreed to lease campuses to those entities in the cities of Araguaína and Porto Nacional, both located in the State of Tocantins. The lease agreements are adjustable in accordance with the provisions of each lease agreement. The lease agreements are for an initial term of 20 years and are renewable for an additional 20 years subject to the provisions of each lease agreement. The balance of lease liabilities as of December 31, 2025 was R$83,992 (December 31, 2024: R$84,102) and the amount paid during the year ended December 31, 2025 was R$13,926 (December 31, 2024 and 2023: R$13,453 and R$13,254, respectively).

On September 6, 2018, RVL entered into a lease agreement with ITPAC Araguaína, pursuant to which RVL agreed to lease to ITPAC Araguaína the new campus by RVL in the city of Palmas, State of Tocantins. The lease agreement is for an amount equal to 7.5% of the monthly revenue of ITPAC until July 2024. From August 2024, the monthly amount should be equal to the amount paid in the first semester of 2024 and thereafter adjusted annually by the inflation rate (IGP-M). The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years. The balance of lease liabilities as of December 31, 2025 was R$65,328 (December 31, 2024: R$63,989) and the amount paid during the year ended December 31, 2025 was R$8,881 (December 31, 2024 and 2023: R$8,568 and R$7,615, respectively).

On October 30, 2019, RVL entered into a lease agreement with IPTAN, pursuant to which RVL agreed to lease to IPTAN the medical campus in the city of Santa Inês, State of Maranhão. The lease agreement, as amended on February 27, 2025 is for a monthly amount adjusted in accordance with the provisions of the lease agreement of: (i) R$12 until December 2020; (ii) from January 2021 to December 2025, 6.5% of the monthly revenue of IPTAN during the prior semester; (iii) from January 2026, the monthly amount should be equal to the amount paid in the second semester of 2025; and (iv) from January 2027 thereon, the monthly amount should be adjusted annually by the inflation rate (IPCA). The lease agreement is for a term of 20 years and is renewable for an additional 20 years. The balance of lease liabilities as of December 31, 2025 was R$15,962 (December 31, 2024: R$9,743) and the amount paid during the year ended December 31, 2025 was R$2,136 (December 31, 2024 and 2023: R$1,338 and R$1,111, respectively).

On August 2, 2021, RVL entered into a lease agreement with ITPAC Araguaína, pursuant to which RVL agreed to lease to ITPAC the new ITPAC Garanhuns medical campus, in the city of Garanhuns, State of Pernambuco. The lease agreement is for a monthly amount equal to: (i) up to June 2022, R$40; (ii) from July 2022 until December 2028, 6.5% of the monthly revenue of ITPAC Garanhuns during the prior semester, adjusted in accordance with the provisions of the lease agreement; and (iii) from January 2029 on, the monthly amount should be adjusted annually by the inflation rate (IPCA). The lease agreement is for a term of 20 years. The balance of lease liabilities as of December 31, 2025 was R$26,326 (December 31, 2024: R$17,556) and the amount paid during the year ended December 31, 2025 was R$3,664 (December 31, 2024 and 2023: R$2,199 and R$1,159, respectively).

F-32

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

On May 2, 2024, RVL entered into a rent agreement with IPTAN, pursuant to which RVL agreed to rent to IPTAN a property for the campus in the city of São João del Rei, State of Minas Gerais. The rent agreement is for a monthly amount payable equal to R$4, adjusted annually by the inflation rate (IGP-M). The rent agreement is for a term of one year and is renewable for an additional term of three years.

On June 14, 2024, RVL entered into a lease agreement with DelRey, pursuant to which RVL agreed to lease to DelRey a property for the campus in the city of Jaboatão dos Guararapes, State of Pernambuco. The lease agreement is for a monthly amount payable equal to R$114.5, with a grace period of 12 months, extended by an additional six months. The monthly amount payable should be adjusted annually by the inflation rate (IPCA). The lease agreement is for a term of 20 years. The balance of lease liabilities as of December 31, 2025 was R$10,905 (December 31, 2024: R$9,383) and due to the grace period no payments were made during the years ended December 31, 2025 and 2024.

Lease agreement with UNIVAÇO Patrimonial Ltda.

On July 14, 2016, UNIVAÇO Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Ms. Rosângela de Oliveira Tavares Esteves is the chief executive officer, entered into a lease agreement with UNIVAÇO, a subsidiary of Afya Brazil, pursuant to which UNIVAÇO Patrimonial Ltda. agreed to lease UNIVAÇO’s campus to UNIVAÇO, located in the city of Ipatinga, State of Minas Gerais. The lease agreement is adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years subject to the provisions of the lease agreement. The balance of lease liabilities as of December 31, 2025 was R$22,802 (December 31, 2024: R$22,818) and the amount paid during the year ended December 31, 2025 was R$3,752 (December 31, 2024 and 2023: R$3,633 and R$3,582, respectively).

Lease agreement with IESVAP Patrimonial Ltda.

On April 25, 2018, IESVAP Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Tavares Esteves is an executive officer, entered into a lease agreement with IESVAP, a subsidiary of Afya Brazil, pursuant to which IESVAP Patrimonial Ltda. agreed to lease IESVAP’s campus to IESVAP located in the city of Parnaíba, State of Piauí. The lease agreement is for an amount equal to 7.5% of the monthly revenue of IESVAP until June 2021. From July 2021, the monthly amount should be equal to the amount paid in the first semester of 2021 and thereafter adjusted annually by the inflation rate (IGP-M). The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years subject to the provisions of the lease agreement. The balance of lease liabilities as of December 31, 2025 was R$35,475 (December 31, 2024: R$35,112) and the amount paid during the year ended December 31, 2025 was R$5,435 (December 31, 2024 and 2023: R$5,244 and R$5,170, respectively).

Other related parties transactions

The commercial notes issued by Afya Brazil on October 15, 2025 are guaranteed by the following subsidiaries: Unigranrio, IESP and DelRey. See note 12.2.1.

F-33

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Key management personnel compensation

Key management personnel compensation included in the Company’s consolidated statement of income and other comprehensive income comprised the following:

	2025	2024	2023
	(unaudited)
Short-term employee benefits	27,160	21,171	16,979
Share-based compensation plans	16,193	19,884	21,380
	43,353	41,055	38,359

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social obligations, and other ordinary short-term employee benefits. The amounts disclosed in the table above are the amounts recognized as an expense in selling, general and administrative expenses during the reporting period related to key management personnel. See Note 14 for additional information on the share-based compensation plans.

8	Other assets

	2025	2024
	(unaudited)
Indemnification assets - Note 21	80,379	78,701
Advances	40,205	35,140
Judicial deposits	19,274	16,938
Prepaid expenses	18,070	19,761
Other FIES credits	6,866	8,982
Convertible loans from venture capital investments	13,240	8,724
Dividends	6,287	1,628
Other assets	4,106	3,146
	188,427	173,020
Current	62,947	57,145
Non-current	125,480	115,875

9	Investment in associate

The Company holds a 30% interest in UEPC, a medical school located in the Federal District that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The tables below summarize the financial information of the Company’s investment in UEPC:

	2025	2024
	(unaudited)
Current assets	27,686	38,122
Non-current assets	118,550	116,846
Current liabilities	(44,726)	(30,049)
Non-current liabilities	(90,394)	(87,388)
Equity	11,116	37,531
Company’s share in equity - 30%	3,335	11,259
Goodwill	43,183	43,183
Carrying amount of the investment	46,518	54,442

	2025	2024	2023
	(unaudited)
Revenue	167,525	156,984	148,042
Cost of services	(79,116)	(72,898)	(71,282)
Selling, general and administrative expenses	(32,587)	(30,755)	(27,646)
Allowance for expected credit losses	445	(1,587)	(1,029)
Other income	660	212	179
Other expenses	(5,111)	(5,326)	(8,709)
Net finance result	(3,298)	(4,946)	(6,123)
Income before income taxes	48,518	41,684	33,432
Income taxes expenses	(2,132)	(2,560)	(1,782)
Net income	46,386	39,124	31,650
Company’s share of profit, net of tax	13,916	11,737	9,495

F-34

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The movements during the years ended December 31, 2025, 2024 and 2023 are shown below:

	2025	2024	2023
	(unaudited)
Opening balance	54,442	51,834	53,907
Share of profit, net of tax	13,916	11,737	9,495
Dividends received	(15,553)	(7,501)	(9,900)
Dividends receivable - Other assets	(6,287)	(1,628)	(1,668)
Closing balance	46,518	54,442	51,834

The Company tests the recoverability of the carrying amount of the Company’s investment in UEPC at least annually. As of December 31, 2025 and 2024, no impairment had to be recognized.

10	Property and equipment

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no impairment indicatives of property and equipment as of and for the years ended December 31, 2025, 2024 and 2023. The following table shows the balances and movements in property and equipment during the years ended December 31, 2025, 2024 and 2023.

F-35

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	Building	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Leasehold improvements	Construction in progress	Total
Cost
As of January 1, 2023	91,857	100,390	18,852	1,053	90,712	68,593	37,362	145,846	86,688	641,353
Additions	96	20,071	-	776	17,914	21,135	985	49	57,409	118,435
Business combination	-	7,729	-	-	4,384	734	1,329	10,741	63	24,980
Write-off (i)	-	(9,411)	-	(475)	(1,443)	(7,979)	(7,788)	(286)	-	(27,382)
Transfer	1,279	1,202	-	-	(708)	327	-	108,098	(110,198)	-
As of December 31, 2023	93,232	119,981	18,852	1,354	110,859	82,810	31,888	264,448	33,962	757,386
Additions	1,003	29,195	-	130	21,582	25,945	1,293	2,001	55,775	136,924
Business combination	2	2,528	-	-	289	736	372	1,782	-	5,709
Write-off (i)	-	(2,071)	-	(42)	(7,050)	(1,154)	-	-	-	(10,317)
Transfer	5,129	(226)	-	-	(862)	480	-	41,182	(45,703)	-
As of December 31, 2024	99,366	149,407	18,852	1,442	124,818	108,817	33,553	309,413	44,034	889,702
Additions	121	28,301	-	-	28,575	24,204	1,178	2,812	80,823	166,014
Write-off (i)	-	-	-	(435)	(1,220)	(2,536)	(80)	(6,781)	(7)	(11,059)
Transfer	9,015	275	-	-	1,110	(754)	-	46,018	(55,664)	-
As of December 31, 2025 (unaudited)	108,502	177,983	18,852	1,007	153,283	129,731	34,651	351,462	69,186	1,044,657

Depreciation
As of January 1, 2023	(5,751)	(20,630)	-	288	(10,349)	(21,837)	(22,888)	(18,099)	-	(99,266)
Depreciation	(4,242)	(14,900)	-	(325)	(12,556)	(13,286)	(3,327)	(26,271)	-	(74,907)
Write-off (i)	118	6,684	-	235	2,528	8,254	7,563	90	-	25,472
Transfer	196	3	-	-	-	(3)	-	(196)	-	-
As of December 31, 2023	(9,679)	(28,843)	-	198	(20,377)	(26,872)	(18,652)	(44,476)	-	(148,701)
Depreciation	(4,188)	(17,684)	-	(377)	(12,778)	(15,608)	(3,058)	(36,604)	-	(90,297)
Write-off (i)	-	1,491	-	42	4,593	1,150	-	502	-	7,778
Transfer	(95)	(74)	-	-	482	(165)	-	(148)	-	-
As of December 31, 2024	(13,962)	(45,110)	-	(137)	(28,080)	(41,495)	(21,710)	(80,726)	-	(231,220)
Depreciation	(4,962)	(18,197)	-	(304)	(15,989)	(20,514)	(3,002)	(46,981)	-	(109,949)
Write-off (i)	-	881	-	301	1,055	1,545	80	4,135	-	7,997
As of December 31, 2025 (unaudited)	(18,924)	(62,426)	-	(140)	(43,014)	(60,464)	(24,632)	(123,572)	-	(333,172)

Net book value
As of December 31, 2025 (unaudited)	89,578	115,557	18,852	867	110,269	69,267	10,019	227,890	69,186	711,485
As of December 31, 2024	85,404	104,297	18,852	1,305	96,738	67,322	11,843	228,687	44,034	658,482

(i)	Refers to items written-off as result of lack of expectation of future use, in connection with the Company’s physical inventory procedures.

F-36

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated
11	Intangible assets

	Goodwill	Licenses with indefinite useful life	Trademarks	Customer relationships	Software	Education content	Developed technology	Educational platform	Intangible in progress	Other	Total
Cost
As of January 1, 2023	1,257,045	2,189,814	182,060	435,816	43,300	69,589	90,749	55,697	14,734	1,055	4,339,859
Additions	-	-	-	-	1,314	9,827	37,712	23,164	27,976	-	99,993
Business combination	75,098	586,263	-	142,451	63	-	-	-	-	-	803,875
Write-off (i)	-	-	-	-	(2,235)	-	-	(911)	(125)	-	(3,271)
Remeasurement	2,556	-	-	-	-	-	-	-	-	-	2,556
Transfer	-	-	-	-	28,708	4,785	16	(3,058)	(30,451)	-	-
As of December 31, 2023	1,334,699	2,776,077	182,060	578,267	71,150	84,201	128,477	74,892	12,134	1,055	5,243,012
Additions	-	157,227	-	-	1,511	17,701	14,092	30,255	34,905	-	255,691
Business combination	192,034	427,482	-	34,560	-	-	-	-	-	-	654,076
Write-off (i)	-	-	-	-	-	(162)	(117)	-	(1)	-	(280)
Transfer	-	-	-	-	23,292	6,529	(39,929)	29,673	(19,565)	-	-
As of December 31, 2024	1,526,733	3,360,786	182,060	612,827	95,953	108,269	102,523	134,820	27,473	1,055	6,152,499
Additions	-	99,629	-	-	276	25,106	9,552	31,250	72,184	-	237,997
Write-off (i)	-	-	-	-	-	(2)	(1)	-	(272)	-	(275)
Transfer	-	-	-	(691)	31,531	-	-	-	(30,840)	-	-
As of December 31, 2025 (unaudited)	1,526,733	3,460,415	182,060	612,136	127,760	133,373	112,074	166.070	68,545	1,055	6,390,221

Amortization
As of January 1, 2023	-	-	(14,955)	(212,363)	(17,277)	(26,562)	(10,093)	(17,039)	-	(79)	(298,368)
Amortization	-	-	(11,083)	(89,584)	(8,764)	(15,668)	(21,504)	(4,778)	-	(105)	(151,486)
Write-off (i)	-	-	-	-	1,947	-	-	911	-	-	2,858
Transfer	-	-	-	-	-	-	(6)	6	-	-	-
As of December 31, 2023	-	-	(26,038)	(301,947)	(24,094)	(42,230)	(31,603)	(20,900)	-	(184)	(446,996)
Amortization	-	-	(12,506)	(82,737)	(16,457)	(18,471)	(20,086)	(22,387)	-	(106)	(172,750)
Write-off (i)	-	-	-	-	-	1	35	-	-	-	36
Transfer	-	-	-	-	(1,207)	-	9,019	(7,812)	-	-	-
As of December 31, 2024	-	-	(38,544)	(384,684)	(41,758)	(60,700)	(42,635)	(51,099)	-	(290)	(619,710)
Amortization	-	-	(5,127)	(74,558)	(24,739)	(20,782)	(16,741)	(40,478)	-	(106)	(182,531)
Transfer	-	-	-	380	(380)	-	-	-	-	-	-
As of December 31, 2025 (unaudited)	-	-	(43,671)	(458,862)	(66,877)	(81,482)	(59,376)	(91,577)	-	(396)	(802,241)

Net book value
As of December 31, 2025 (unaudited)	1,526,733	3,460,415	138,389	153,274	60,883	51,891	52,698	74,493	68,545	659	5,587,980
As of December 31, 2024	1,526,733	3,360,786	143,516	228,143	54,195	47,569	59,888	83,721	27,473	765	5,532,789

(i)	Refers to intangible assets written-off as result of lack of expectation of future use.

F-37

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Impairment testing of goodwill and intangible assets with indefinite lives

Licenses with indefinite useful life include intangible assets acquired through business combinations and asset acquisitions. The licenses for medicine and other courses granted by MEC have no expiration date and the Company has determined that these assets have indefinite useful lives.

For impairment testing goodwill and licenses with indefinite useful lives are allocated to the respective CGUs.

The Company performed its annual impairment test on December 31, 2025, 2024 and 2023. There was no impairment for goodwill and licenses with indefinite useful lives for the years then ended.

The Company tests at least annually the recoverability of the carrying amount of goodwill and licenses with indefinite useful lives for each CGU. The Company determines the recoverable amount of its CGUs based on the value-in-use. Estimating these values involves the use of assumptions, judgments and estimates of future cash flows that represent the Company's best estimate.

The carrying amounts of goodwill and licenses with indefinite useful life by CGU and their carrying amount as of December 31, 2025 and 2024 were as follows:

	Carrying amount
	Goodwill		Licenses with indefinite useful life		CGU
	2025	2024	2025	2024	2025	2024
	(unaudited)		(unaudited)		(unaudited)
IPTAN	17,446	17,446	57,214	57,214	142,155	122,599
IESVAP	27,956	27,956	81,366	81,366	128,552	126,195
CCSI	4,664	4,664	56,737	56,737	64,782	60,377
IESP	73,838	73,838	179,693	179,693	336,287	322,900
FADEP	49,661	49,661	70,606	70,606	143,096	141,201
FASA	58,903	58,903	144,507	144,507	350,392	341,020
IPEC	-	-	108,000	108,000	168,247	168,174
UniRedentor	77,662	77,662	121,477	121,477	251,332	244,123
UniSL	4,420	4,420	273,795	273,795	401,911	386,889
FESAR	71,664	71,664	141,616	141,616	248,037	246,385
FCMPB	110,483	110,483	235,018	235,018	404,039	392,862
ITPAC Garanhuns	-	-	108,000	108,000	150,489	129,458
Continuing education (i)	267,477	267,477	-	-	574,048	542,354
Medical practice solutions (i)	238,477	238,477	-	-	373,954	411,873
UnifipMoc	87,777	87,777	239,847	239,847	427,474	412,698
Unigranrio	169,173	169,173	421,538	421,538	804,996	819,682
DelRey	75,098	75,098	693,890	693,890	960,966	929,307
Unidom	192,034	192,034	427,482	427,482	718,699	687,570
FUNIC	-	-	99,629	-	110,943	-
	1,526,733	1,526,733	3,460,415	3,360,786	6,760,399	6,485,667

(i)	For the year ended December 31, 2025, the companies included in former Pillar 1 (Medcel, Além da Medicina, CardioPapers and Medical Harbour) where grouped together with IPEMED to constitute the Continuing education CGU. The companies included in former Pillar 2 (PEBMED) and former Pilar 3 (iClinic, Medicinae, Shosp and RX Pro) where grouped together with Glic and Cliquefarma to constitute the Medical practice solutions CGU. As a result, the prior period was revised for comparative purposes. The grouping of these companies into a unified CGU reflects the economic reality of their business and is consistent with the Company’s integrated operational model. This classification also represents how operations are internally monitored.

F-38

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The key assumptions used by the Company to determine the value in use of the CGUs were:

Key assumption	Description	2025 (unaudited)	2024
Discount rates	Represent the current market assessment of the specific risks associated to the CGUs, estimated based on information from both internal and external sources, including the Company’s and third parties historical weighted-average cost of capital (WACC).	Pre-tax discount rate applied to cash flow projections: between 10.82% and 11.73%.	Pre-tax discount rate applied to cash flow projections: between 11.66% and 13.97%.
Perpetuity growth rate	Cash flow projections include specific estimates for a five-year period followed by a terminal growth rate, determined based on management's internal estimate of the long-term compound annual growth rate (CAGR), consistent with the assumptions that would be made by a market participant.	From 3.5% to 9.50%.	From 3.5% to 7.53%.
EBITDA[1] growth rate (annual average for the next five years)	EBITDA growth rate was estimated using historical performance as a baseline, adjusted for: - Expected revenue growth, driven by increases in both sales volume and pricing. - Expected margin expansion, which reflects operational efficiencies and scale economies as volumes increase, partially offset by projected increases in costs.	6.88%	5.69%

Sensitivity analysis: impacts of possible changes in key assumptions

An increase of 25 basis points in management’s estimated discount rate applied to the cash flow projections of each CGU for the year ended December 31, 2025, or a decrease of 25 basis points on perpetuity growth rate or EBITDA growth rate would not have significant impacts on Company’s impairment testing.

Impairment testing of other intangible assets

There were no impairment indicatives of intangible assets with finite useful lives as of and for the year ended December 31, 2025.

12	Financial assets and liabilities

12.1	Financial assets

	2025	2024
At amortized cost	(unaudited)
Cash and cash equivalents	1,125,381	911,015
Trade receivables	752,358	631,846
Other FIES credits - Other assets	6,866	8,982
Dividends receivable - Other assets	6,287	1,628
	1,890,892	1,553,471
Current	1,849,041	1,508,541
Non-current	41,851	44,930

[1] EBITDA refers to Earnings Before Interest, Taxes, Depreciation and Amortization. EBITDA is not a defined performance measure under IFRS Accounting Standards.

F-39

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.2	Financial liabilities

	2025	2024
At amortized cost	(unaudited)
Trade payables	123,581	128,080
Loans and financing	2,054,267	2,195,161
Lease liabilities	1,065,746	978,336
Accounts payable to selling shareholders	115,447	215,819
Dividends payable	192	-
	3,359,233	3,517,396
Current	326,432	690,395
Non-current	3,032,801	2,827,001

	2025	2024
At fair value	(unaudited)
Accounts payable to selling shareholders (earn-outs)	3,337	20,067
Accounts payable to selling shareholders (Unidom)	321,813	294,886
	325,150	314,953
Current	24,421	32,137
Non-current	300,729	282,816

12.2.1	Loans and financing

Financial institution	Currency	Interest rate	Maturity	2025	2024
				(unaudited)
Banco Itaú Unibanco S.A. (a)	Brazilian real	CDI + 1.90% p.y.	October 2025	-	309,496
FINEP (b)	Brazilian real	TJLP p.y.	July 2027	5,262	8,209
Softbank (c)	Brazilian real	6.5% p.y.	April 2026	-	845,492
Debentures (d)	Brazilian real	CDI + 1.80% p.y.	January 2028	-	526,946
IFC (e)	Brazilian real	CDI + 1.05% p.y.	April 2030	510,672	505,018
Commercial notes (f)	Brazilian real	CDI + 0.70% p.y.	October 2028	512,678	-
Commercial notes (f)	Brazilian real	CDI + 0.85% p.y.	October 2030	1,025,655	-
				2,054,267	2,195,161
Current				60,668	363,554
Non-current				1,993,599	1,831,607

(a) On October 1, 2020, Afya Brazil entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$500,000 adjusted by the CDI rate plus an interest rate of 1.62% per year and is repayable in three installments in October 2022, April 2023 and October 2023. On September 28, 2022, Afya Brazil signed an amendment with Banco Itaú Unibanco S.A in order to extend its debt profile, postponing the original repayments dates from 2022 and 2023 to 2023, 2024 and 2025. Due to such extension, the spread over the CDI rate increased from 1.62% p.y to 1.90% p.y. The aggregate outstanding amount was fully repaid on September 30, 2025.

(b) On July 23, 2019, Medcel entered into a loan of R$16,153 with Financiadora de Estudos e Projetos (FINEP), a governmental agency focused on financing investments on R&D, which has an interest rate based on TJLP (Long term interest rate), and maturity in 2027. The first and second tranches of R$6,734 and R$4,130, respectively, were drawdown in October 2019 and December 2020, respectively, and additional tranches were drawdown in March and June 2023 totaling R$5,288 in order to develop the Medical web series and other digital content. There is no financial covenant related to this agreement. The total balance is guaranteed by a bank financial guarantee.

(c) On April 26, 2021, the Company issued and sold 150,000 shares of perpetual convertible preferred shares designated as Series A perpetual convertible preferred shares, with a par value of US$0.00005 per share of Afya for US$150,000 thousands, equivalent to R$821,805 on the issuance date. The Series A perpetual convertible preferred shares is a class of equity security that ranks senior to the common shares with respect to dividend rights or rights upon liquidation.

On November 3, 2025, the Company repurchased all 150,000 Series A perpetual convertible preferred shares of a nominal or par value of US$0.00005 each in the capital of the Company for an aggregate purchase price of R$831,600, following the Share Repurchase Agreement with SBLA Holdco LLC, an affiliate of Softbank. All repurchased Series A preferred shares were cancelled by the Company.

F-40

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(d) On December 16, 2022, Afya Brazil issued 500,000 simple, non-convertible, unsecured debentures in a single series, each with a par value of R$1, totaling an aggregate amount of R$500,000, in a public distribution with restricted placement efforts in the Brazilian market, under the terms of the Brazilian Securities Commission (CVM) Rule No. 476. The debentures were issued with a maturity date of January 15, 2028, with the principal to be amortized in two equal installments payable on January 15, 2027 and January 15, 2028, corresponding to the fourth and fifth years of the transaction, respectively. The debentures bear interest at 100% of the CDI rate plus 1.80% per year, payable semi-annually on January 15 and July 15 of each year, until the maturity date. The aggregate outstanding amount was fully repaid on October 22, 2025.

(e) On August 7, 2024, Afya Brazil entered into a loan agreement with International Finance Corporation ("IFC") to support its expansion program, through acquisitions. The financing is IFC’s first sustainability-linked loan based on social targets in the education sector. The pricing of IFC’s loan will be linked to Afya reaching performance target levels in selected social key performance indicators encompassing free medical consultations for the community and quality of education according to MEC criteria (“Sustainability KPIs” - unaudited).

The aggregate principal amount of the loan is R$500,000, which shall be repaid in seven equal semi-annual installments starting in April 2027. The interest rate of CDI rate plus 1.20% was reduced by 15 bps to 1.05% since the Sustainability KPIs were achieved (unaudited).

Afya Brazil is subject to certain obligations including financial covenants, and the Company shall maintain, as of the last day of each quarter of each financial year, Net Debt (Loans and financing plus Accounts payable to selling shareholders less Cash and cash equivalents) to Adjusted EBITDA ratio below or equal to 3.0x, at the end of each fiscal year, until the maturity date. Adjusted EBITDA for covenant purposes considers net income plus (i) income taxes expenses, (ii) net financial result (excluding interest expenses on lease liabilities), (iii) depreciation and amortization expenses (excluding right-of-use assets depreciation expenses), (iv) share-based compensation expenses, (v) share of income of associate, (vi) interest received and (vii) non-recurring expenses.

(f) On October 15, 2025, Afya Brazil issued commercial notes for private placement, sold to Opea Securitizadora S.A. ("Opea”), a Brazilian securitization corporation pursuant to Section 45 of Brazilian Law No. 14,195/2021, as amended. Opea issued a debenture backed by the commercial notes on the same terms and conditions.

The aggregate principal amount of the commercial notes is R$1,500,000, divided into two series, the first in the aggregate amount of R$500,000 ("First Series”) and the second in the aggregate amount of R$1,000,000 ("Second Series”). The First Series will mature on October 15, 2028 and the Second Series will mature on October 15, 2030. The interest rate applicable to the First Series and Second Series will be equal to the CDI rate plus a spread of 0.70% and 0.85% per year, respectively, based on 252 business days.

Afya Brazil is subject to certain obligations including financial covenants, and the Company shall maintain Net Debt (excluding lease liabilities) to adjusted EBITDA ratio below or equal to 3.0x, at the end of each fiscal year, until maturity date, applicable from December 31, 2025 and thereafter. Adjusted EBITDA for covenant purposes considers net income plus (i) income taxes expenses, (ii) net financial result (excluding interest expenses on lease liabilities), (iii) depreciation and amortization expenses (excluding right-of-use assets depreciation expenses), (iv) share-based compensation expenses, (v) share of income of associate, (vi) interest received and (vii) non-recurring expenses.

The transaction costs that are directly attributable to the issuance of the commercial notes were measured at fair value together with the financial liability on initial measurement. The transaction costs totaled R$5,163, including legal counsels and advisors.

As disclosed in Note 7, the commercial notes are guaranteed by the following subsidiaries: Unigranrio, IESP and DelRey.

12.2.2	Leases

The Company has property lease contracts with maturities between five and 30 years. There are no contract modification, sublease or variable payments in the period. The remeasurements are related to index-based updates of the lease payments amounts.

F-41

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The carrying amounts of right-of-use assets and lease liabilities as of December 31, 2025, 2024 and 2023 and the movements during years ended December 31, 2025, 2024 and 2023 are shown below:

	Right-of-use assets			Lease liabilities
	2025	2024	2023	2025	2024	2023
	(unaudited)			(unaudited)
Opening balance	842,219	767,609	690,073	978,336	874,569	769,525
Additions	37,727	37,671	7,328	37,727	37,671	7,328
Remeasurement	98,987	80,226	70,387	98,987	80,226	70,387
Business combinations	-	28,989	65,408	-	28,989	65,408
Depreciation expense	(80,864)	(70,294)	(63,118)	-	-	-
Interest expense	-	-	-	123,067	111,966	100,849
Payments of principal	-	-	-	(49,411)	(41,221)	(31,473)
Payments of interest	-	-	-	(121,475)	(111,605)	(103,911)
Write-off (i)	(1,311)	(1,982)	(2,469)	(1,485)	(2,259)	(3,544)
Closing balance	896,758	842,219	767,609	1,065,746	978,336	874,569

Balances:	2025	2024	2023	2025	2024	2023
	(unaudited)			(unaudited)
Current	-	-	-	55,772	45,580	36,898
Non-current	896,758	842,219	767,609	1,009,974	932,756	837,671

(i)	Refers to early termination of lease contracts.

The Company recognized lease expense from short-term leases and low-value assets of R$12,617 for the year ended December 31, 2025 (R$11,207 and R$10,871 for the years ended December 31, 2024 and 2023, respectively).

12.2.3	Accounts payable to selling shareholders

	Interest rate	2025	2024
		(unaudited)
Accounts payable at amortized cost (deferred consideration)
Unigranrio (a)	CDI	-	90,543
DelRey (b)	Selic	71,604	125,276
FUNIC (c)	CDI	43,843	-
Accounts payable at fair value (contingent consideration)
Shosp (d)	-	454	454
Além da Medicina (e)	-	-	9,600
CardioPapers (f)	-	2,883	10,013
Unidom (g)	CDI	321,813	294,886
		440,597	530,772
Current		110,640	185,318
Non-current		329,957	345,454

(a) On August 4, 2021, Afya Brazil acquired 100% of Unigranrio. The adjusted aggregate purchase price was R$618,956 of which 60% was paid in cash on the transaction closing date, and 40% was payable in cash in four equal installments through 2022 to 2025, adjusted by the CDI rate. The aggregate outstanding amount was fully paid on August 4, 2025.

(b) On January 2, 2023, Afya Brazil acquired 100% of DelRey. The consideration of R$234,000 is payable in cash in three annual installments of R$134,000 in January 2024, R$50,000 in January 2025 and R$50,000 in January 2026, adjusted by the SELIC rate.

(c) On May 7, 2025, Afya Brazil acquired 100% of FUNIC. The aggregate purchase price was R$100,000 of which 60% was paid in cash on the transaction closing date, and 40% is payable in cash in three annual installments adjusted by the CDI rate.

(d) On May 13, 2021, Afya Brazil acquired 100% of Shosp which included an earn-out of R$513 paid in August 2023 related to product development and R$454 will be paid until 2026.

(e) On March 4, 2022, Afya Brazil acquired 100% of Além da Medicina and an earn-out of up to R$19,200 is payable in connection with revenue target achievements and product development goals for 2023 and 2024. The contingent consideration of R$9,600 was fully paid on May 23, 2025.

F-42

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(f) On April 5, 2022, Afya Brazil acquired 100% of CardioPapers and an earn-out of up to R$15,000 is payable in connection with revenue target achievements and other goals regarding credentials in the market for 2023 and 2024. The contingent consideration of R$2,883 is based on the estimated payment considering the facts and circumstances as of December 31, 2025.

(g) On July 1, 2024, Afya Brazil acquired 100% of Unidom. The consideration of R$279,989 is payable in up to ten annual installments, adjusted by the CDI rate, and it is conditioned upon the maintenance of the authorization of the 175 medical school seats in each of the prior year. The contingent consideration is based on the estimated payment considering the facts and circumstances as of December 31, 2025. The accounts payable to the selling shareholders of Unidom is updated by the CDI rate, as determined in the purchase agreement, and measured at fair value considering the maintenance of the authorization of the 175 operating medical school seats. See Note 4.

The movements during the years ended December 31, 2025, 2024 and 2023 are shown below:

	2025	2024	2023
	(unaudited)
Opening balance	530,772	566,867	528,678
Additions	40,000	279,989	234,000
Payments of principal	(144,076)	(290.067)	(225,460)
Payments of interest	(49,608)	(78,931)	(55,989)
Interest	19,979	37,276	85,069
Remeasurement of contingent consideration	43,530	15,638	2,556
Other	-	-	(1,987)
Closing balance	440,597	530,772	566,867

12.3	Fair values

The table below compares the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	2025 (unaudited)		2024
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Loans and financing	2,054,267	2,056,492	2,195,161	2,196,152
	2,054,267	2,056,492	2,195,161	2,196,152

The Company assessed that the fair values of cash and cash equivalents, trade receivables, other assets, trade payables and accounts payable to selling shareholders approximate their carrying amounts.

The financial instruments for which the fair value are disclosed are based on Level 2 fair value measurement hierarchy. There has been no change in fair value hierarchy during the years ended December 31, 2025 and 2024.

12.4	Financial instruments risk management objectives and policies

The Company’s main financial liabilities comprise loans and financing, lease liabilities, accounts payable to selling shareholders and trade payables. The main purpose of these financial liabilities is to finance the Company’s operations and expansion. The Company’s main financial assets include cash and cash equivalents and trade receivables.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and liquidity risks in line with the objectives of capital management and counts on the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees with policies for managing each of these risks, which are summarized below.

F-43

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated
12.4.1	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate and foreign currency risk. The sensitivity analysis in the following sections relates to the position as of December 31, 2025.

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents, loans and financing and accounts payable to selling shareholders, with floating interest rates.

Sensitivity analysis

The table below demonstrates the sensitivity to a reasonably possible change in interest on cash equivalents, loans and financing and accounts payable to selling shareholders. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rates, as follows:

	2025	Index	Base rate
	(unaudited)		(unaudited)
Cash equivalents	1,086,489	CDI	163,781
Loans and financing	(2,049,005)	CDI	(323,480)
Loans and financing	(5,262)	TJLP	(477)
Accounts payable to selling shareholders	(365,656)	CDI	(54,483)
Accounts payable to selling shareholders	(71,604)	Selic	(10,669)
Net exposure			(225,328)

	Increase in basis points
	+75	+150
Net effect on profit before tax	(10,538)	(21,076)

b) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$23,422 as of December 31, 2025 (December 31, 2024: R$21,610).

Sensitivity analysis

The table below demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$5.5018 to U.S. dollar 1.00) as of December 31, 2025, with all other variables held constant.

	Exposure	+10%	-10%
Cash equivalents	23,422	2,342	(2,342)

12.4.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 6 for additional information on the Company’s trade receivables.

F-44

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The carrying amounts of its financial assets are the Company’s maximum exposure to credit risk for the components of the consolidated statements of financial position on December 31, 2025 and 2024.

12.4.3	Liquidity risk

The Company’s Management has responsibility for monitoring liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of December 31, 2025 (unaudited)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	123,581	-	-	-	123,581
Loans and financing	308,292	1,360,411	1,473,733	-	3,142,436
Lease liabilities	178,638	347,847	331,019	1,342,713	2,200,217
Accounts payable to selling shareholders	126,307	131,446	185,821	502,355	945,929
	736,818	1,839,704	1,990,573	1,845,068	6,412,163

As of December 31, 2024	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	128,080	-	-	-	128,080
Loans and financing	526,659	1,494,287	617,818	75,526	2,714,290
Lease liabilities	158,746	303,211	293,178	1,360,107	2,115,242
Accounts payable to selling shareholders	205,322	150,565	99,100	373,498	828,485
	1,018,807	1,948,063	1,010,096	1,809,131	5,786,097

F-45

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.5	Changes in liabilities arising from financing activities

	January 1, 2025	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Other	December 31, 2025
							(unaudited)
Loans and financing	2,195,161	(1,624,911)	(274,265)	1,494,881	252,870	10,531	2,054,267
Lease liabilities	978,336	(49,411)	(121,475)	136,714	123,067	(1,485)	1,065,746
Dividends payable	-	(146,813)	-	147,005	-	-	192
	3,173,497	(1,821,135)	(395,740)	1,778,600	375,937	9,046	3,120,205

	January 1, 2024	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Business combination	Other	December 31, 2024

Loans and financing	1,800,775	(128,696)	(177,192)	491,593	201,472	4,377	2,832	2,195,161
Lease liabilities	874,569	(41,221)	(111,605)	117,897	111,966	28,989	(2,259)	978,336
Dividends payable	-	(18,289)	-	18,289	-	-	-	-
	2,675,344	(188,206)	(288,797)	627,779	313,438	33,366	573	3,173,497

	January 1, 2023	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Business combination	Other	December 31, 2023

Loans and financing	1,882,901	(112,630)	(175,889)	5,288	197,678	-	3,427	1,800,775
Lease liabilities	769,525	(31,473)	(103,911)	77,715	100,849	65,408	(3,544)	874,569
Dividends payable	-	(18,750)	-	18,750	-	-	-	-
	2,652,426	(162,853)	(279,800)	101,753	298,527	65,408	(117)	2,675,344

The changes in equity arising from financing activities are disclosed in the consolidated statement of changes in equity.

13	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize shareholder value.

In order to achieve its overall objective, the Company’s capital management, among other things, aims to ensure that it meets financial and non-financial covenants under the debentures and other loans and financing. Breaches in meeting the financial covenants would permit the bank to immediately call loans and financing. There have been no breaches of the financial and non-financial covenants of any loans and financing in the current and previous years.

No changes were made in the objectives, policies or processes for managing capital during the year ended December 31, 2025.

14	Labor and social obligations

a) Variable compensation (bonuses)

The bonuses related to variable compensation of employees and management of R$56,581, R$35,857 and R$22,185 are recognized in cost of services and selling, general and administrative expenses in the consolidated statement of income and other comprehensive income for the years ended December 31, 2025, 2024 and 2023, respectively.

F-46

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

b) Afya Limited share-based compensation plans

b.1) Stock options plan

The stock options plan was approved on August 30, 2019 and granted to senior executives and other employees of the Company from that date, with subsequent changes in the exercise price, as approved, on July 29, 2020, July 8, 2022 and July 31, 2023. Such changes were assessed as modifications by the Company and were accounted in accordance with IFRS 2.

During the years ended December 31, 2025, 2024 and 2023 the Company had the following grants of stock options to its executives:

	November 2025	April 2025	October 2024	December 2023	October 2023	August 2023	April 2023	February 2023
	(unaudited)	(unaudited)
Amount	692,000	60,000	113,900	232,000	37,000	153,000	30,000	15,000
Exercise price at the measurement date	R$62.57	R$79.91	R$73.75	R$60	R$59	R$59	R$57	R$56
Dividend yield (%)	0%	0%	0%	0.0%	0.0%	0.0%	0.0%	0.0%
Expected volatility (%)	24-41%	35-44%	32-45%	34-56%	44-56%	47-56%	48-55%	46-56%
Risk-free interest rate (%)	13-15%	14-15%	11-13%	10-11%	11-12%	10-12%	11-13%	13%
Expected life of stock options (years)	1-5	1-5	1-5	1-5	1-5	1-5	1-5	1-5
Share price at the measurement date	R$79.36	R$107.33	R$92.78	R$100.97	R$79.12	R$76.45	R$62.51	R$70.69
Valuation model	Binomial	Binomial	Binomial	Binomial	Binomial	Binomial	Binomial	Binomial
Weighted average fair value at the measurement date	R$33.27	R$45.95	R$39.71	R$54.25	R$38.67	R$37.04	R$32.04	R$29.54

The table below presents the number and movements in stock options for the years ended December 31, 2025, 2024 and 2023:

	Weighted average exercise price (in Brazilian Reais)	Number of stock options
		2025	2024	2023
		(unaudited)
Outstanding at January 1	67.31	1,610,679	1,696,064	3,729,287
Granted	63.95	752,000	113,900	467,000
Exercised	63.62	(404,478)	(147,955)	(164,214)
Stock options exchanged to RSUs	-	-	-	(1,751,599)
Forfeited	72.42	(57,152)	(16,182)	(333,111)
Expired	68.54	(57,680)	(35,148)	(251,299)
Outstanding at December 31	65.91	1,843,369	1,610,679	1,696,064
Exercisable	71.33	340,219	427,202	242,235

The share-based compensation expense recognized in selling, general and administrative expenses in the consolidated statement of income and other comprehensive income for the year ended December 31, 2025 was R$4,809 (R$17,394 and R$20,850 in 2024 and 2023, respectively).

b.2) Restricted Stock Units (RSU) Program

On July 8, 2022, the Company approved the Restricted Stock Units program for its employees. The participant's right to effectively receive ownership of the restricted stock units will be conditioned on the participant's continuance as an employee or director in the business group from the grant date until vesting. The executives will be entitled to these shares in a proportion of 10%, 20%, 30%, 40% each year.

The Company accounts for the RSU plan as an equity-settled plan, except for the portion of labor and social securities obligations.

During the years ended December 31, 2025, 2024 and 2023 the Company had the following grants of RSUs to its executives:

	November 2025	April 2025	October 2024	December 2023	October 2023	August 2023	April 2023	February 2023
	(unaudited)	(unaudited)
Amount	346,000	35,000	44,500	76,600	63,000	153,490	16,000	8,000
Weighted average fair value at the measurement date	R$79.36	R$107.33	R$92.78	R$100.97	R$79.12	R$76.45	R$62.51	R$70.69
Vesting period (years)	1-4	1-4	1-4	1-4	1-4	1-4	1-4	1-4

F-47

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The table below presents the number and movements in RSUs for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
	(unaudited)
Outstanding at January 1	656,634	854,431	447,224
Granted	381,000	44,500	317,090
Stock options exchanged to RSUs	-	-	215,797
Exercised	(224,070)	(222,910)	(99,576)
Expired	(93,846)	(19,387)	(26,104)
Outstanding at December 31	719,718	656,634	854,431

Total RSU expenses recognized in selling, general and administrative expenses in the consolidated statement of income and other comprehensive income for the year ended December 31, 2025 were R$10,509 (R$15,030 and R$10,685 in 2024 and 2023, respectively). Labor and social obligations expenses were R$2,660, R$8,988 and R$7,177 for the years ended December 31, 2025, 2024 and 2023, respectively.

15	Equity

Share capital

As of December 31, 2025 and 2024, the Company’s share capital was R$17 represented by 93,722,831 shares comprised by 49,920,068 class A common shares and 43,802,763 class B common shares. As of December 31, 2025 and 2024, the Company’s authorized capital was US$50 thousand divided into 1,000,000,000 shares of a nominal value of US$0.00005 each.

Dividends

In the year ended December 31, 2025, CCSI and IESVAP approved the payment of dividends of R$76,862, which R$59,641 was distributed to the Company and R$17,221 to non-controlling shareholders (December 31 2024: R$79,701, which R$61,412 was distributed to the Company and R$18,289 to non-controlling shareholders and December 31, 2023: R$65,539, which R$46,788 was distributed to the Company and R$18,750 to non-controlling shareholders).

On March 12, 2025, the Company’s Board of Directors approved the first dividend distribution in the amount of R$129,784, representing 20% of the Company’s consolidated net income for the year ended December 31, 2024 and a dividend per share of R$1.348923, to the shareholders on record as of the close of business on March 26, 2025, paid in U.S. dollars on April 4, 2025, at the exchange rate (PTAX) published by the Brazilian Central Bank on March 13, 2025.

Treasury shares

On August 13, 2025, the Company’s board of directors approved a new share repurchase program. Under the share repurchase program, Afya may repurchase up to 4,000,000 of its outstanding Class A common shares, in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning from August 15, 2025 until the earlier of the completion of the repurchase or December 31, 2026, depending upon market conditions. During the year ended December 31, 2025, the Company’s cash outflow was R$77,002.

The table below illustrates the number and movements in treasury shares during the years ended December 31, 2025, 2024 and 2023:

F-48

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	Number of treasury shares	Average price (in Brazilian Reais)

Outstanding at January 1, 2023	3,786,285	80.54
Repurchased	216,339	57.17
Delivered under the share-based compensation plans	(229,146)	79.28
Outstanding at December 31, 2023	3,773,478	79.28
Delivered under the share-based compensation plans	(317,940)	79.28
Outstanding at December 31, 2024	3,455,538	79.28
Repurchased	966,541	80.24
Delivered under the share-based compensation plans	(566,929)	79.28
Outstanding at December 31, 2025 (unaudited)	3,855,150	79.52

16	Earnings per share

The table below presents the basic and diluted earnings per share calculations:

	2025	2024	2023
Numerator	(unaudited)
Net income attributable to the owners of the Company	752,461	631,510	386,324
Denominator
Weighted average number of outstanding shares	90,475,878	90,122,429	89,830,351
Effects of dilution from stock options and restricted stock units	791,733	1,032,207	706,492
Weighted average number of outstanding shares adjusted for the effect of dilution	91,267,611	91,154,636	90,536,843

Basic earnings per share (R$)	8.32	7.01	4.30
Diluted earnings per share (R$)	8.24	6.93	4.27

F-49

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

17	Revenue

	2025	2024	2023
	(unaudited)
Tuition fees	4,684,322	4,052,379	3,505,250
Other	331,934	305,527	263,937
Deductions
Discount and scholarships	(685,219)	(515,311)	(435,368)
Returns	(31,665)	(25,312)	(27,743)
Taxes	(194,477)	(170,628)	(142,825)
PROUNI	(407,640)	(342,326)	(287,338)
	3,697,255	3,304,329	2,875,913
Timing of revenue recognition
Transferred over time	3,618,234	3,242,035	2,821,251
Transferred at a point in time	79,021	62,294	54,662

The Company’s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the contributions Social Integration Program (Programa de Integração Social, or PIS) and the Social Contribution on Revenue (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the revenue from under graduation degrees under the PROUNI program.

The tables below present the revenue for the Company’s operating segments for the years ended December 31, 2025, 2024 and 2023.

	Undergraduate	Continuing education	Medical practice solutions	Elimination (inter-segment transactions)	2025
					(unaudited)
Types of services or goods	3,255,426	284,471	171,323	(13,965)	3,697,255
Tuition fees	3,239,729	187,707	-	-	3,427,436
Other	15,697	96,764	171,323	(13,965)	269,819

Timing of revenue recognition	3,255,426	284,471	171,323	(13,965)	3,697,255
Transferred over time	3,239,729	223,774	168,696	(13,965)	3,618,234
Transferred at a point in time	15,697	60,697	2,627	-	79,021

	Undergraduate	Continuing education	Medical practice solutions	Elimination (inter-segment transactions)	2024

Types of services or goods	2,895,692	255,438	161,787	(8,588)	3,304,329
Tuition fees	2,877,731	122,391	-	-	3,000,122
Other	17,961	133,047	161,787	(8,588)	304,207

Timing of revenue recognition	2,895,692	255,438	161,787	(8,588)	3,304,329
Transferred over time	2,877,731	218,573	154,319	(8,588)	3,242,035
Transferred at a point in time	17,961	36,865	7,468	-	62,294

F-50

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	Undergraduate	Continuing education	Medical practice solutions	Elimination (inter-segment transactions)	2023

Types of services or goods	2,511,018	235,830	140,282	(11,217)	2,875,913
Tuition fees	2,494,121	146,477	-	-	2,640,598
Other	16,897	89,353	140,282	(11,217)	235,315

Timing of revenue recognition	2,511,018	235,830	140,282	(11,217)	2,875,913
Transferred over time	2,494,121	206,098	132,249	(11,217)	2,821,251
Transferred at a point in time	16,897	29,732	8,033	-	54,662

18	Costs and expenses by nature

	2025	2024	2023
	(unaudited)
Payroll (i)	(1,370,361)	(1,236,666)	(1,149,225)
Hospital and medical agreements	(80,449)	(94,583)	(86,151)
Depreciation and amortization	(373,344)	(333,341)	(289,511)
Lease expenses	(12,617)	(11,207)	(10,871)
Utilities	(24,722)	(22,730)	(20,403)
Maintenance	(134,156)	(127,777)	(105,919)
Share-based compensation	(15,318)	(32,424)	(31,535)
Tax expenses	(12,091)	(12,105)	(14,447)
Sales and marketing	(114,803)	(85,469)	(74,140)
Allowance for expected credit losses	(57,090)	(60,894)	(74,552)
Travel expenses	(26,144)	(20,345)	(16,098)
Consulting fees	(32,645)	(46,022)	(62,630)
Other	(230,310)	(201,361)	(189,015)
	(2,484,050)	(2,284,924)	(2,124,497)
Cost of services	(1,313,895)	(1,215,603)	(1,109,813)
Selling, general and administrative expenses	(1,113,065)	(1,008,427)	(940,132)
Allowance for expected credit losses	(57,090)	(60,894)	(74,552)

(i)	Includes the costs of pedagogical services related to the practicing physician who provides practical training and supervision to medical students (preceptors).

19	Finance result

	2025	2024	2023
	(unaudited)
Financial income from cash equivalents	138,456	59,381	73,672
Interest earned	49,527	43,417	33,450
Other	6,960	8,485	3,520
Finance income	194,943	111,283	110,642

Interest expense	(316,379)	(254,386)	(285,447)
Interest expense on lease liabilities	(123,067)	(111,966)	(100,849)
Financial discounts	(54,254)	(33,240)	(30,891)
Credit card charges	(6,901)	(5,824)	(4,096)
Bank fees	(3,882)	(4,436)	(7,163)
Exchange variance	(3,095)	(8,944)	(681)
Other	(53,446)	(39,946)	(28,489)
Finance expenses	(561,024)	(458,742)	(457,616)

Net finance result	(366,081)	(347,459)	(346,974)

F-51

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

20	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis, except by the requirements of the Pillar Two global minimum tax.

Income taxes expenses

The Company calculates the income taxes expenses using the tax rate that would be applicable to the expected total annual earnings, including the effects of the OECD’s Pillar Two global minimum tax, which is applicable for the fiscal year ended December 31, 2025.

The table below presents the reconciliation of income tax expense for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
	(unaudited)
Income before income taxes	860,945	676,391	429,582
Statutory income taxes rate	34%	34%	34%
Income taxes at statutory rate	(292,721)	(229,973)	(146,058)

Reconciliation adjustments:
Tax effect on loss from entities not subject to taxation	(20,042)	(37,007)	(32,274)
PROUNI - Fiscal incentive (i)	454,380	379,747	309,952
Unrecognized deferred taxes assets on tax losses	(161,215)	(130,074)	(154,062)
Recognized deferred taxes	40,826	-	3,233
Presumed profit income tax regime effect (ii)	(372)	338	(8,787)
Permanent adjustments:
Management bonuses	(9,146)	(6,533)	-
Gifts	(1,742)	(1,655)	(1,552)
Sponsorship	(953)	(521)	(470)
Other	(1,744)	(4,744)	(2,665)
Pillar Two - See Note 2.3(q)	(109,458)	-	-
Other	9,685	2,951	8,517
Income taxes expense	(92,502)	(27,471)	(24,166)
Current	(133,328)	(24,238)	(27,399)
Deferred	40,826	(3,233)	3,233
Effective rate	10.70%	4.10%	5.62%

(i)	The Company adhered to PROUNI, established by Law 11,096/2005, which is a federal program that exempts companies of paying income taxes and social contribution upon compliance with certain requirements required by this Law.
(ii)	Brazilian tax law establishes that companies that generate gross revenues of up to R$78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit tax regime. The effect of the presumed profit of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

F-52

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Deferred income taxes

The table below shows the balances of deferred tax assets and liabilities as of December 31, 2025 and 2024:

	2024	Additions (i)	2025
			(unaudited)
Deferred tax assets
Tax losses carry forward	-	1,703	1,703
Temporary differences:
Allowance for expected credit losses	-	1,196	1,196
IFRS 16 - Leases:
Right-of-use assets	-	56,180	56,180
Lease liabilities	-	(47,232)	(47,232)
Provision for profit sharing	-	2,047	2,047
Provision for legal proceedings and contingencies	-	7,672	7,672
Amortization of intangible assets	-	44,486	44,486
Other	-	67	67
	-	66,119	66,119
Deferred tax liabilities
Tax benefit from tax deductible goodwill	-	(25,293)	(25,293)
Fair value remeasurements on business combinations	(28,274)	-	(28,274)
	(28,274)	(25,293)	(53,567)
Deferred tax assets (liabilities), net	(28,274)	40,826	12,552

(i)	Recognized in the consolidated statement of income and other comprehensive income.

The deferred tax assets were limited to the expected amount to be recovered, with the corresponding impact recognized in the consolidated statement of income and other comprehensive income.

As of December 31, 2025, the Company had accumulated unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$1,603,167 of tax-basis (December 31, 2024: R$1,266,126) which does not have expectations of future taxable income that could support the recognition as deferred tax assets, except for R$392,391 of tax basis from temporary differences recognized as deferred tax assets as result of expected future taxable income.

F-53

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated
21	Legal proceedings and contingencies

The provisions related to labor, civil and taxes proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Taxes	Total

Balances as of January 1, 2023	22,484	24,664	148,706	195,854
Business combination	64	88	-	152
Additions	3,424	5,875	9,037	18,336
Payments	(800)	(1,051)	(14,930)	(16,781)
Reversals (i)	(2,451)	(8,276)	(82,473)	(93,200)
Balances as of December 31, 2023	22,721	21,300	60,340	104,361
Business combination	721	481	6,044	7,246
Additions	22,744	10,006	26,119	58,869
Payments	(1,638)	(2,977)	(22)	(4,637)
Reversals (i)	(13,093)	(3,670)	(35,555)	(52,318)
Balances as of December 31, 2024	31,455	25,140	56,926	113,521
Additions	20,014	9,568	6,799	36,381
Payments	(3,354)	(3,519)	-	(6,873)
Reversals (i)	(4,386)	(3,145)	(7,278)	(14,809)
Balances as of December 31, 2025 (unaudited)	43,729	28,044	56,447	128,220

(i)	Includes the reversals of provision for legal proceedings with corresponding indemnification asset.

The major labor proceedings to which the Company is a party were filed by former employees or outsourced service providers seeking enforcement of labor rights allegedly not provided by the Company. The judicial proceedings relate to employment bonds (judicial proceedings filed by former service providers), overtime, premiums for hazardous workplace conditions, statutory severance, fines for severance payment delays, and compensation for workplace-related accidents.

The civil claims to which the Company is a party generally relate to consumer claims, including those related to student complaints.

The tax claims to which the Company is party are mostly tax foreclosures filed by the Brazilian federal and municipal tax authorities.

There are other civil, labor and taxes proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	2025	2024
	(unaudited)
Labor	36,818	38,097
Civil	59,145	50,667
Taxes	30,530	17,498
	126,493	106,262

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

Considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$80,379 (December 31, 2024: R$78,701) is presented in non-current other assets.

F-54

Afya Limited Notes to the unaudited consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

22	Non-cash transactions

During the years ended December 31, 2025, 2024 and 2023, the Company carried out non-cash transactions which are not reflected in the consolidated statement of cash flows. The main non-cash transactions are as follows:

	2025	2024	2023
	(unaudited)
Remeasurement of earn-out of Além da Medicina, CardioPapers and Glic	-	-	2,556
Additions and remeasurements of right-of-use assets and lease liabilities	136,714	117,897	77,715
Additions (reversals) of provision for legal proceedings with corresponding indemnification asset, net	1,678	(3,154)	20,000
Additions to intangibles and goodwill through accounts payable to selling shareholders.	40,000	279,989	234,000
Dividends payable	192	-	-

23	Subsequent events

Medical school seats increase in ITPAC Porto

On February 6, 2026, MEC authorized the increase of 63 medical school seats of ITPAC Porto located in the city of Abaetetuba, State of Pará. With this authorization, Afya reached 113 medical school seats on this campus.

Dividend distribution

On March 12, 2026, the Company’s Board of Directors approved a dividend distribution in the amount of R$307.4 million, representing 40% of the Company’s consolidated net income for the year ended December 31, 2025 and a dividend per share of R$3.446838, payable in U.S. dollars on April 6, 2026, to the shareholders on record as of the close of business on March 25, 2026. The payment will be made at the exchange rate (PTAX) published by the Brazilian Central Bank on March 13, 2026.

*****

F-55